SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding combined financial statement for the year of 2019 in relation to the disposal of assets and external investment of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 23, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
Combined Financial Statement for the Year ended 31 December 2019 in relation to the Disposal of Assets and External Investment

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
23 July 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

[English Translation for Reference Only]

Auditor’s Report

PwC ZT Te Shen Zi (2020) No. 2848
(Page 1 of 3)

To the Board of Directors of Sinopec Marketing Co., Ltd,

Opinion

What we have audited

We have audited the combined financial statements of the proposed sale related to refined oil products pipelines (hereinafter "Pipelines Business") of Sinopec Marketing Co., Ltd (hereinafter "Marketing Co., Ltd") , which comprise:

•	the balance sheet as at 31 December 2019;
•	the income statement for the year then ended; and
•	notes to the combined financial statements.

Our opinion

In our opinion, the accompanying combined financial statements are prepared, in all material respects, in accordance with the basis of preparation stated in Note 2 to the combined financial statements.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing ("CSAs"). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Marketing Co. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants ("CICPA Code"), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

Basis of Preparation and Restriction to Distribution and Use

We draw the attention of users of the combined financial statements to the description of the basis of preparation in Note 2 to the combined financial statements. The management of Marketing Co. has prepared the combined financial statements in fulfilment of disclosure requirements in respect of the sale of the Pipeline Business to the China Oil and Gas Pipeline Network Corporation (the "Transaction"). Therefore, the combined financial statements are not intended for any other use. This report is only issued to the Board of Directors of Marketing Co. for the purpose of the Transaction in relation to the above-mentioned disclosure requirements and shall not be used for any other purpose. We expressly do not assume any responsibility toward or accept any liability to any other party for the contents of the report. This paragraph would not affect our opinion issued.

PwC ZT Te Shen Zi (2020) No. 2848
(Page 2 of 3)

Responsibilities of Management and Those Charged with Governance for the Combined Financial Statements

The management of Marketing Co. is responsible for the preparation of these combined financial statements in accordance with the basis of preparation stated in Note 2 to the combined financial statements, including using the going concern basis of accounting, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing Marketing Co.’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements  as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the combined financial statements , whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Obtain audit evidence and conclude on the appropriateness of management’s use of the going concern basis of accounting.

PwC ZT Te Shen Zi (2020) No. 2848
(Page 3 of 3)

Auditor’s Responsibilities for the Audit of the Combined Financial Statements (Cont’d)

•	Evaluate the overall presentation (including the disclosures), structure and content of the combined financial statements .

•
Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the pipelines network business to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Yuen Kwok Sun

Shanghai, the People's Republic of China
23 July 2020	Signing CPA
Xu Xia

SINOPEC MARKETING CO.,LTD

PIPELINE BUSINESS TO BE DISPOSED
COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
[English translation for reference only]

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

ASSETS	Notes	At 31 December 2019

Current assets
Advances to suppliers	4	45,359,957.46
Other receivables	5	27,429,373.83
Inventories	6	6,702,246,316.03
Total current assets		6,775,035,647.32
Non-current assets
Fixed assets	7	22,022,134,896.72
Construction in progress	8	3,306,364,461.30
Right-of-use assets	13(1)	14,954,208.40
Intangible assets	9	88,993,296.46
Other non-current assets		1,979,169.00
Total non-current assets		25,434,426,031.88
TOTAL ASSETS		32,209,461,679.20

The accompanying notes to the financial statements on pages 4 to 23 form an integral part of the special preparation of the underlying financial statements

1

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEETS (CONTINUED)
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

LIABILITIES AND NET ASSETS	Notes	At 31 December 2019

Current liabilities
Accounts payables	10	6,640,475,309.50
Other payables	11	2,295,187,550.20
Current portion of non-current liabilities		501,730.07
Total current liabilities		8,936,164,589.77
Non-current liabilities
Lease liabilities	13(2)	14,607,149.30
Total non-current liabilities		14,607,149.30
Total liabilities		8,950,771,739.07

Net assets	23,258,689,940.13
TOTAL LIABILITIES AND NET ASSETS	32,209,461,679.20

Zhao Rifeng Legal Representative	Shen Hui Principal in charge of accounting	Zhu Ying Head of accounting department

The accompanying notes to the financial statements on pages 4 to 23 form an integral part of the special preparation of the underlying financial statements.

2

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

	Notes	2019

Operating costs	12	3,191,161,540.18
Taxes and surcharges		2,698,306.90
General and administrative expenses	12	282,590,217.03
Financial expenses		820,186.24
Including: Interest expenses		795,346.61
Interest income		(6,104.65)
Other income		(51,267.83)
Asset impairment losses		42,141,212.62
Losses on disposal of assets		(430.97)
Operating loss		3,519,359,764.17

Non-operating income		(95,079.65)
Total loss		3,519,264,684.52
Net loss		3,519,264,684.52
Classification by going concern:
Continuous operating net loss		3,519,264,684.52
Total comprehensive loss		3,519,264,684.52

Zhao Rifeng Legal Representative	Shen Hui Principal in charge of accounting	Zhu Ying Head of accounting department

The accompanying notes to the financial statements on pages 4 to 23 form an integral part of the special preparation of the underlying financial statements.

3

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

1	General information about Sinopec Marketing Co., Ltd and the pipeline transaction

Sinopec Marketing Co.,Ltd (”Sinopec Marketing”) is a stock corporation established by integrated change of Sinopec Sales Limited Company. Sinopec Sales Limited Company is a limited liability company established on August 28, 2000 after restructuring, approved by "Approval of Agreement to Reform and Establish Sinopec Sales Limited Company and Branches" (Sinopec [2000]Issue No. 153) issued by China Petroleum & Chemical Corporation (the “Sinopec Corp.”). On December 31, 1999, Sinopec Corp. invested in Sinopec Sales Limited Company with assets and liabilities related to the core business with Sinopec Sales Company.

On April 1, 2014, Sinopec Corp. signed a restructuring agreement with Sinopec Sales Limited Company, which integrates Sinopec's oil sales business based on the platform of Sinopec Sales Limited Company. Sinopec Corp. injects its oil sales business and releated assets, together with the liabilities, to Sinopec Sales Limited Company, and also transfers personnel associated with the business of  oil sales.

On December 27th, 2018, Sinopec Sales Limited Company integrated change from limited company to stock corporation, and change company name to Sinopec Marketing Co., Ltd, based on board of directors’ resolution made on July 5th 2018, and the sponsorship agreement signed on December 16th, 2018.

Sinopec Marketing is a Chinese-foreign equity joint ventures found in Beijing. It mainly engaged in wholesales and retails of gasoline, kerosene, diesel, fuel oil and other refined oil products and non-oil products. Sinopec Corp. is the parent company of Sinopec Marketing, whose ultimate holding company is China Petrochemical Corporation Limited ("Sinopec Group").

According to the “Agreement on the Cash Payment to Purchase Assets” signed by Sinopec Marketing and China Oil & Gas Pipeline Network Corporation (“PipeChina”), Sinopec Marketing intends to transfer its assets related to refined oil pipelines to PipeChina after striping out the assets and liabilities out of transation scope, including all refined oil related assets and liabilities belong to South China Branch of Sinopec Marketing (“South China Branch”), North China Branch of Sinopec Marketing , Central China Branch of Sinopec Marketing, East China Branch of Sinopec Marketing, Fujian Branch of Sinopec Marketing and Zhejiang Branch of Sinopec Marketing (Zhejiang Branch). (collectively referred to “Pipeline Network Business to be Disposed” or “Pipeline Business”).

4

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

1.	General information about Sinopec Marketing Co., Ltd and the pipeline transaction
(Continued)

In accordance with the relevant Rules Governing the Listing of Stocks on Shanghai Stock Exchange for the public disclosure of financial information, the management of Sinopec Marketing prepared these combined financial statements in order to reflect the financial position and results of the Pipeline Business to be disposed and approved it for issuance on 23 July 2020. The combined financial statements is for the purpose of the aforementioned disclosure requirements of the Shanghai Stock Exchange in respect of the Pipeline Business to be disposed and shall not be used for any other purposes.

2	Basis of preparation

Management of Sinopec Marketing prepares the combined financial statements based on the historical financial data of the entities involved in the Pipeline Network  Business to be Disposed and in accordance with significant accounting policies and accounting estimates described in Note 3. The Pipeline Network  Business to be Disposed is deemed as an independent reporting entity since the beginning of the reporting period of the combined financial statements. The reporting entity of the combined financial statements is not a true independent legal entity, and therefore the combined financial statements do not reflect the true financial position and financial performance of the Pipeline Network  Business to be Disposed as a true independent legal entity during the reporting period or in the future.

The combined financial statements are prepared in accordance with the following basis of preparation:

(1)
The combined financial statements include the combined balance sheet of the Pipeline Network  Business to be Disposed as at 31 December 2019, the combined income statement for the year ended 31 December 2019, and the notes to the corresponding significant statement items. Comparatives financial statement are not stated.

(2)
In the combined financial statements, the amount of revenue from the Pipeline Network  Business to be Disposed is not accounted for separately in the historical period, so the combined financial statements exclude revenue. The costs and expenses directly attributable to the Pipeline Network  Business to be Disposed are directly included in the combined financial statements, while indirect costs and expenses are included in the combined financial statements after being allocated in a reasonable method.

(3)
The combined financial statements mainly include the refined oil pipeline assets directly related to the Pipeline Network Business to be Disposed (including the refined oil pipeline and its ancillary facilities, oil depots, separable oil transportation production facilities of independent stations and non independent stations, cushion gas, etc.), right-of-use assets and the creditor's rights and debts related to the Pipeline Network Business to be Disposed.

(4)
All significant balances, transactions and unrealised profits among the entities involved in the Pipeline Network  Business to be Disposed are eliminated in the preparation of the combined financial statements.

(5)
As at 31 December 2019, the amount of the net current liabilities of the Pipeline Network Business to be Disposed was RMB 2,161,128,942.45. The comined financial statements are prepared using the going concern basis.

(6)
In the combined financial statements, the pipeline fill in the amount of RMB 6,633,700,000.00, is recorded at the original book value of all relevant oil entities and included under inventory with the corresponding amount in accounts payable.

5

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates

(1)	Accounting Period

The accounting year is from 1 January to 31 December.

(2)	Functional Currency

The functional currency of the subsidiaries contributed of the combined financial statements are Renminbi. The presentational currency of the combined financial statements are Renminbi.

(3)	Inventory

Inventories are initially measured at cost. The cost includes the cost of purchase and other expenditures incurred in bringing the inventories to their present location and condition.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs necessary to make the sale and relevant taxes.

The inventories of Pipeline Network Business to be Disposed are recorded by perpetual method.

(4)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Pipeline Business using in rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(8)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(8)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs, and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Pipeline Business in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

6

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(4)	Fixed assets and construction in progress(Continued)

The Pipeline Business terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

The cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	15-30 years	3%
Pipelines and ancillary facilities	4-30 years	3%
Office and other equipments	4-20 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(5)	Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

The Pipeline Business recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Pipeline Business is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Pipeline Business exercising that option, etc. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in noncurrent liabilities due within one year.

Right-of-use assets of the Pipeline Business mainly comprise land, plants and buildings. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Pipeline Business  depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

7

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(6)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(8)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Pipeline Business.

The useful life of intangible assets:

Estimated useful life

Land use rights	20-50 years
Software and others	10-30 years

Useful lives and amortisation methods are reviewed by the Pipeline Business at least each year end.

(7)	Financial instruments

Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Pipeline Business recognises a financial asset or a financial liability when it enters into and becomes a party to the underlining contract of the financial instrument

(a)	Financial assets

(i)	Classification and measurement

The Pipeline Business classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

8

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(7)	Financial instruments(Continued)

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Pipeline Business .

Debt instruments

The debt instruments held by the Pipeline Business refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured at amortised cost.

Measured at the amortised cost：

The business model for managing such financial assets by the Pipeline Business are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

(ii)	Impairment

The Pipeline Business recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Pipeline Business measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Pipeline Business measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Pipeline Business measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Pipeline Business assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

9

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(7)	Financial instruments(Continued)

For financial instruments on the first stage and the second stage, and that have low credit risk, the Pipeline Business calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

The expected credit loss will be discounted by the effective interest and will be recognised by the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition

The Pipeline Business derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Pipeline Business transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Pipeline Business neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Pipeline Business has not retained control.

(b)	Financial liabilities

The Pipeline Business, at initial recognition, classifies financial liabilities as financial liabilities subsequently measured at amortised cost.

The financial liabilities of the Pipeline Business are mainly financial liabilities measured at amortised cost, including accounts payable, other payables, loans etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Pipeline Business derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Pipeline Business adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

10

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(8)	Impairment of other non-financial long-term assets

Except the impairment described in Note 3 (3) and Note 3 (7), the impairment of other non-financial long-term assets will be treated as following:

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets:

-	Fixed assets
-	Construction in progress
-	Right-of-use assets
-	Intangible assets

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Pipeline Business primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss.

Impairment losses for assets are not reversed.

11

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(9)	Employee benefits

Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation

Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, workrelated injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Pipeline Business during an accounting period the Pipeline Business shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and nonmonetary benefits are valued with the fair value.

(b)	Post-employment benefits

The Pipeline Business classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Pipeline Business only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is postemployment benefits other than DC plan. In this reporting period, the post-employment benefits of the Pipeline Business primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees the Pipeline Business participate in the social insurance system established and managed by local labor and social security department. the Pipeline Business makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension.

When an employee has rendered service to the Pipeline Business during an accounting period, the Pipeline Business shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

12

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(9)	Employee benefits(Continued)

(c)	Termination benefits

When the Pipeline Business terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Pipeline Business has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Pipeline Business is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(10)	The principal accounting estimates

There is not other accounting estimates except the provision for duminution in the value of inventories in Note3(3), depreciation of fixed assets in Note3(4),  amortisation of intangible assets in Note 3(6) and impairment of other non-financial long-term assets in Note 3(7), 3(8).

4	Advances to suppliers

As at 31 December 2019, advances to suppliers mainly include prepayments for fuel and power.

5	Other receivables

(1)	Presented by nature

At 31 December 2019

Deposits	21,676,374.25
Reserve fund	1,600,403.00
Others	4,214,509.99
Less: Provision for bad debts	(61,913.41)
Total	27,429,373.83

13

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

6	Inventories

At 31 December 2019

Pipeline fill(Note 2(6))	6,633,700,000.00
Spare parts	68,546,316.03
Sub-total	6,702,246,316.03
Less: Provision for diminution in the value of inventories	-
Total	6,702,246,316.03

14

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

7	Fixed assets

	Plants and buildings	Pipelines and ancillary facilities	Office and other equipments	Total

Cost
Balance at 31 December 2018	416,680,745.36	30,252,498,137.11	2,500,699,696.29	33,169,878,578.76
Additions for the year	14,444,153.29	267,403,897.08	4,822,520.88	286,670,571.25
Transfer from construction in progress	4,776,062.77	696,186,993.21	311,168,659.97	1,012,131,715.95
Reclassification	-	(43,648,146.81)	43,648,146.81	-
Decrease in the year	(1,604,827.26)	(12,041,708.82)	(5,594,064.56)	(19,240,600.64)
Balance at 31 December 2019	434,296,134.16	31,160,399,171.77	2,854,744,959.39	34,449,440,265.32

15

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

7	Fixed assets (Continued)

	Plants and buildings	Pipelines and ancillary facilities	Office and other equipments	Total

Less: Accumulated depreciation
Balance at 31 December 2018	163,159,748.10	9,571,362,416.11	973,176,335.32	10,707,698,499.53
Additions for the year	19,538,853.84	1,503,324,805.41	198,477,707.75	1,721,341,367.00
Reclassification	-	(5,832,594.74)	5,832,594.74	-
Increase in the year	(77,834.12)	(3,877,261.85)	(2,280,156.04)	(6,235,252.01)
Balance at 31 December 2019	182,620,767.82	11,064,977,364.93	1,175,206,481.77	12,422,804,614.52

Less: Provision for impairment
Balance at 31 December 2018	66,823.14	2,256,073.58	134,716.84	2,457,613.56
Additions for the year	-	459,050.73	3,048,487.91	3,507,538.64
Decrease in the year	-	(1,450,113.87)	(14,284.25)	(1,464,398.12)
Balance at 31 December 2019	66,823.14	1,265,010.44	3,168,920.50	4,500,754.08
Net book value
Balance at 31 December 2019	251,608,543.20	20,094,156,796.40	1,676,369,557.12	22,022,134,896.72

16

SINOPEC MARKETING  CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

8	Construction in progress

Cost

Balance at 31 December 2018	3,351,145,214.20
Additions for the year	1,005,984,637.03
Transfers to fixed assets	(1,012,131,715.95)
Balance at 31 December 2019	3,344,998,135.28
Less: Provision for impairment losses

Balance at 31 December 2018	-
Additions for the year	38,633,673.98
Balance at 31 December 2019	38,633,673.98
Net book value
Balance at 31 December 2019	3,306,364,461.30

17

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

8	Construction in progress (Continued)

Significant changes in construction in progress of the Pipeline Business in 2019 are set out in the table below:

Name of projects	31 December 2018	Increase in the year	Transfers to fixed assets	Transfers to intangible assets	Impairment	31 December 2019

Pearl River Delta refined oil pipeline project phase II	1,149,890,071.22	-	(75,904,280.20)	-	(38,633,673.98)	1,035,352,117.04
Zhanjiang-Lianjiang refined oil product pipeline project	464,103,849.38	391,500,100.26	-	-	-	855,603,949.64
Beihai Shankou refined oil pipeline project phase II	195,360,898.48	116,607,879.73	-	-	-	311,968,778.21
Jiangsu- North Jiangsu refined oil pipeline project	174,027,245.74	13,999,121.72	-	-	-	188,026,367.46
Yuxi-Funing pipeline project	110,430,524.89	4,138,426.39	-	-	-	114,568,951.28
East China branch-Zhejiang pipeline intelligent management system	14,540,000.00	37,060,000.00	-	-	-	51,600,000.00
Changshang-Chenzhou refined oil pipeline project	32,034,935.25	3,360,462.62	-	-	-	35,395,397.87
Ningbo Beilun pipeline reconstruction project of Zhejiang refined oil pipeline	26,000,000.00	5,000,000.00	-	-	-	31,000,000.00
Fujian Branch- intelligent pipeline management system	26,087,086.27	2,530,000.00	-	-	-	28,617,086.27
Guiyang emergency maintenance center construction project	-	27,000,000.00	-	-	-	27,000,000.00
Jingmen Xiangyang refined oil pipeline project	242,366,812.36	39,998,363.16	(282,286,506.71)	-	-	78,668.81
Hefei-Liuan refined oil pipeline project	158,649,699.59	29,992,239.37	(188,490,912.41)	-	-	151,026.55
South China Branch- intelligent pipeline management system	-	7,400,000.00	-	-	-	7,400,000.00
Zhejiang refined oil pipeline project - Yongshao Jinqu pipeline phase II	16,465,787.35	-	(3,463,424.12)	-	-	13,002,363.23
North China branch -intelligent pipeline management system	67,123,226.03	-	(53,120,000.00)	-	-	14,003,226.03

18

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

9	Intangible assets

	Land use rights	Software and Others	Total

Cost
Balance at 31 December 2018	76,431,740.31	35,680,990.87	112,112,731.18
Increase in the year	-	2,765,713.05	2,765,713.05
Balance at 31 December 2019	76,431,740.31	38,446,703.92	114,878,444.23

Less: Accumulated amortisation
Balance at 31 December 2018	14,543,992.74	7,202,109.06	21,746,101.80
Increase in the year	1,890,292.75	2,248,753.22	4,139,045.97
Balance at 31 December 2019	16,434,285.49	9,450,862.28	25,885,147.77
Net book value
Balance at 31 December 2019	59,997,454.82	28,995,841.64	88,993,296.46

19

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

10	Accounts payable

As at 31 December 2019, the accounts payable of Pipeline Business mainly include the daily operation of pipeline maintenance and inspection fees, pipeline fill fee, and no individually significant accounts payable with ageing over one year.

11	Other payables

As at 31 December 2019, the other accounts mainly comprise engineering accounts payable.

12	Expenses by nature

The operating costs, general and administrative expenses in the income statement are listed as follows by nature:

2019

Depreciation and amortisation	1,731,940,689.69
Staff costs	578,944,290.16
Fuel and power cost	324,642,916.24
Repair expenses	212,129,099.97
Pipeline operation safety prevention fee	202,778,915.73
Work safety funds	68,703,893.02
Low value and short term rental costs	26,044,268.11
Purchased materials	21,332,797.01
Travelling expenses	31,905,374.47
Other expenses	275,329,512.81
Total	3,473,751,757.21

20

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

13	Leases

As the lessee for the Pipeline Network Business to be Disposed.

(1)	Right-of-use assets

	Land and buildings	Office equipment and others	Total

Cost
Balance at 1 January 2019	2,634,268.32	6,420,073.19	9,054,341.51
Increase in the year	3,288,943.84	9,092,369.08	12,381,312.92
Decrease in the year	(38,370.29)	-	(38,370.29)
Balance at 31 December 2019	5,884,841.87	15,512,442.27	21,397,284.14
Less: Accumulated depreciation
Balance at 1 January 2019	-	-	-
Increase in the year	2,271,125.60	4,189,151.12	6,460,276.72
Decrease in the year	(17,200.98)	-	(17,200.98)
Balance at 31 December 2019	2,253,924.62	4,189,151.12	6,443,075.74
Carrying amount
Balance at 31 December 2019	3,630,917.25	11,323,291.15	14,954,208.40

(2)	Lease liabilities

31 December 2019

Long-term lease liabilities	15,108,879.37
Less: Current portion of lease liabilities	(501,730.07)
Total	14,607,149.30

(3)	Short-term leases or low-value leases

The Pipeline Business still held buildings under leases with a term of no more than one year. These leases were short-term leases or low-value leases and elected not to recognise right-of-use assets and lease liabilities.

21

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

14	Asset-Liability ratio

As at 31 December 2019, the asset-liability ratio of the Pipeline Business was as follows:

At 31 December 2019

Asset liability ratio	27.79%

15	Contingencies

(1)	Defective titles on certain assets

Certain of the land and real estate recorded in account of the Pipeline Business are without the land use right or property ownership certificates. Some of the land rignt holder is inconsistent with the name of the company. Sinopec Marketing undertakes that it owns the property rights of the above-mentioned land and properties, and bears corresponding legal responsibilities. In the future, related fees may be incurred for processing the property ownership rights certificates, and management is unable to reasonably estimate the amount of expenses that may be incurred in the future.

(2)	Matters concerning safety hazards and environmental protection

Under current operation of pipeline transmission, management of the Pipeline Network Business to be Disposed believes that there is no liability that is probable to incur and will have material adverse impact on the financial position and operating results of the Pipeline Network Business to be Disposed. However, there are some uncertainties in the liabilities with respect to safety hazards and environmental protection during the operation of long-distance pipelines, which affect the ability of management of the Pipeline Network Business to be Disposed to estimate the final costs of various measures. Those uncertainties include: (i) government planning, requirements on environmental protection and safety, and the nature and extent of safety hazards or contamination at each site, including but not limited to the locations of pipelines; (ii) scope of repair or governance measures required; (iii) different costs arising from optional remedial strategies; (iv) changes in environmental remediation requirements; and (v) search for new remedial sites. Management is unable to estimate the accurate amount to be incurred in the future due to the unknown degree of possible contamination and the unknown timing and scope of remediations required.

(3)	Pipeline Line Change

The south section of Chongqi-Qijiang refined oil pipeline project of South China Branch (currently operating normally) conflicts wih Chongqing’s “Six Vertical Line” project. The South China Branch  has promised to change the pipeline, and the government has promised to compensate. At present, both sides are in negotiation on the compensation amount, and the management of South China Branch is still unable to accurately estimate the possible expenses or compensation amount for future pipeline route change.

22

SINOPEC MARKETING CO.,LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIALSTATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

16	Events after the balance sheet date

After the outbreak of Coronavirus Disease 2019 (“COVID-19”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across China. The company will pay close attention to the development of COVID-19, and evaluate the impacts on the financial position and operating results of the Pipeline Business.

23

[English Translation for Reference Only]

Auditor’s Report

PwC ZT Te Shen Zi (2020) No. 2850
(Page 1 of 3)

To the Board of Directors of Sinopec Natural Gas Co., Ltd,

Opinion

What we have audited

We have audited the combined financial statements of the proposed sale related to natural gas pipelines and ancillary facilities, gas storage and LNG import terminals (hereinafter "Pipeline Business") of Sinopec Natural Gas Company Limited (hereinafter "Natural Gas Co."), which comprise:

•	the balance sheet as at 31 December 2019;
•	the income statement for the year then ended; and
•	notes to the combined financial statements.

Our opinion

In our opinion, the accompanying combined financial statements are prepared, in all material respects, in accordance with the basis of preparation stated in Note 2 to the combined financial statements.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing ("CSAs"). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Natural Gas Co. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants ("CICPA Code"), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

Basis of Preparation and Restriction to Distribution and Use

We draw the attention of users of the combined financial statements to the description of the basis of preparation in Note 2 to the combined financial statements. The management of Natural Gas Co.  has prepared the combined financial statements in fulfilment of disclosure requirements in respect of the sale of equity interests in the relevant companies in the Pipeline Business to the China Oil and Gas Pipeline Network Corporation (the "Transaction"). Therefore, the combined financial statements are not intended for any other use. This report is only issued to the Board of Directors of Natural Gas Co. for the purpose of the Transactions in relation to the above-mentioned disclosure requirement and shall not be used for any other purpose. We expressly do not assume any responsibility toward or accept any liability to any other party for the contents of the report. This paragraph would not affect our opinion issued.

PwC ZT Te Shen Zi (2020) No. 2850
(Page 2 of 3)

Responsibilities of Management and Those Charged with Governance for the Combined Financial Statements

The management of Natural Gas Co. is responsible for the preparation of these combined financial statements in accordance with the basis of preparation stated in Note 2 to the combined financial statements, including using the going concern basis of accounting, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing Natural Gas Co.’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Obtain audit evidence and conclude on the appropriateness of management’s use of the going concern basis of accounting.

PwC ZT Te Shen Zi (2020) No. 2850
(Page 3 of 3)

Auditor’s Responsibilities for the Audit of the Combined Financial Statements (Cont’d)

•	Evaluate the overall presentation (including the disclosures), structure and content of the combined financial statements.

•
Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the pipelines network business to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Yuen Kwok Sun

Shanghai, the People's Republic of China
23 July 2020	Signing CPA
Xu Xia

SINOPEC NATURAL GAS CO., LTD

PIPELINE BUSINESS TO BE DISPOSED

COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
[English translation for reference only]

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

ASSETS	Notes	At 31 December 2019

Current assets
Cash at bank and on hand	5	52,647,274.33
Accounts receivable	6	397,017,958.13
Advances to suppliers	7	38,982,534.18
Other receivables	8	1,216,495,193.36
Inventories	9	225,682,892.70
Other current assets	10	355,988,938.12

Total current assets		2,286,814,790.82

Non-current assets
Long-term equity investments	11	25,429,591,627.63
Fixed assets	12	21,552,624,236.83
Construction in progress	13	13,658,620,063.44
Right-of-use assets	27(1)	54,348,023.30
Intangible assets	14	390,905,205.95
Deferred tax assets		98,121,508.82
Other non-current assets	15	2,322,269,970.90

Total non-current assets		63,506,480,636.87

TOTAL ASSETS		65,793,295,427.69

The accompanying notes to the financial statements on pages 6 to 30 form an integral part of the combined financial statements.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

LIABILITIES AND NET ASSETS	Notes	At 31 December 2019

Current liabilities
Short-term loans	16	4,410,000,000.00
Bills payable	17	21,500,000.00
Accounts payable	18	195,022,788.54
Advances from customers		-
Employee benefits payable		1,104,314.61
Taxes payable	19	20,666,916.63
Other payables	20	6,966,454,850.09
Contract liabilities		87,634,980.32
Non-current liabilities due within one year	21	213,662,403.84

Total current liabilities		11,916,046,254.03

Non-current liabilities
Long-term loans	22	17,788,148,337.96
Lease liabilities	27(2)	50,819,613.67
Deferred tax liabilities		7,836,576.12

Total non-current liabilities		17,846,804,527.75

Total liabilities		29,762,850,781.78

The accompanying notes to the financial statements on pages 6 to 30 form an integral part of the combined financial statements.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

LIABILITIES AND NET ASSETS (CONT’D)	Notes	At 31 December 2019

Net assets
Other net assets		36,030,444,645.91

Total net assets attributable to the parent company		33,974,768,692.35

Minority interests		2,055,675,953.56

Total net assets		36,030,444,645.91

TOTAL LIABILITIES AND NET ASSETS		65,793,295,427.69

Duan Yanxiu Legal representative	Wang Zhixiang Principal in charge of accounting	Zhang Zhigang Head of accounting department

The accompanying notes to the financial statements on pages 6 to 30 form an integral part of combined financial statements.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

INCOME STATEMENT
FOR THE YEAR ENDED AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

	Notes	2019

Operating income	23	3,083,956,606.11

Less: Operating costs	26	1,245,069,910.48
Taxes and surcharges		5,412,693.73
General and administrative expenses	26	273,019,931.43
Research and development expenses	26	4,936,955.49
Financial expenses	24	669,382,775.66
Including: Interest expenses		675,642,936.56
Interest income		(6,381,443.75)
Add: Other income		7,082,511.91
Investment income	25	1,321,594,304.17
Including: Income from investments accounted for under the equity method		1,321,594,304.17
Asset impairment losses		(2,593,525.76)

Operating profit		2,212,217,629.64

Add: Non-operating income		4,053,000.00
Less: Non-operating expenses		136,824.58

Profit before taxation		2,216,133,805.06

Less: Income tax expense		241,378,502.81

Net profit		1,974,755,302.25

The accompanying notes to the financial statements on pages 6 to 30 form an integral part of the combined financial statements.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

INCOME STATEMENT
FOR THE YEAR ENDED AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

	Notes	2019

(I) Classification by going concern
1. Continuous operating net profit		1,974,755,302.25

(II) Classified by ownership
1. Equity owners of the Company		1,830,616,197.29
2. Minority interests	6(2)	144,139,104.96

Total comprehensive income		1,974,755,302.25

Attributable to equity owners of the Company		1,830,616,197.29

Attributable to minority interests		144,139,104.96

Duan Yanxiu Legal representative	Wang Zhixiang Principal in charge of accounting	Zhang Zhigang Head of accounting department

The accompanying notes to the financial statements on pages 6 to 30 form an integral part of the special preparation of the underlying financial statements.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

1	General information about Sinopec Natural Gas Co., Ltd and pipeline transaction

Sinopec Natural Gas Co., Ltd (the “Natural Gas Co." or the “Company”), established on 1 December 2009, is a wholly-owned subsidiary of China Petroleum & Chemical Corporation (“Sinopec") and its ultimate holding company is China Petrochemical Corporation (“Sinopec Group"). The Natural Gas Co. is mainly engaged in natural gas businesses, including:

(1)	natural gas project investment;
(2)	natural gas transmission and storage technology development, technical consultation and technical services;
(3)	construction cost consultation and tender agency; and
(4)	sales of construction materials (projects subject to approval in accordance with laws shall not be carried out until approved by relevant authorities).

Natural Gas Co. intends to split and restructure the pipeline business of its subsidiaries, associates and joint ventures (“relevant entities”) and sell the pipeline business to the China Oil & Gas Pipeline Network Corporation (“PipeChina").

According to the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets with PipeChina, the Natural Gas Co. intends to transfer all its equity shares in Sinopec Sichuan-East China Gas Pipeline Co., Ltd.(50%), Sinopec Chongqing Gas Pipeline Co., Ltd. (51%), Sinopec Tianjin Gas Pipeline Co., Ltd. (100%), Sinopec Beihai Liquefied Natural Gas Co., Ltd. (80%), Sinopec Hebei Construction Investment Natural Gas Co., Ltd. (50%), Sinopec Zhongyuan Gas Storage Co., Ltd. (100%), Guangxi Natural Gas Pipeline Co., Ltd. (65%) and Sinopec Zhongyuan Natural Gas Co., Ltd. (65%) (together referred to as the “Pipeline Business to be Disposed” or “Pipeline Business” below) to PipeChina.

In accordance with the relevant Rules Governing the Listing of Stocks on Shanghai Stock Exchange for the public disclosure of financial information, the management of Natural Gas Co. prepared these combined financial statements in order to reflect the financial position and results of the Pipeline Business to be Disposed and approved it for issuance on 23 July 2020. The combined financial statements is for the purpose of the aforementioned disclosure requirements of the Shanghai Stock Exchange in respect of the Pipeline Business to be Disposed and shall not be used for any other purposes.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

2	Basis of preparation

Management of Natural Gas Co. prepares the combined financial statements based on the historical financial data of the relevant entities involved in the Pipeline Business to be Disposed and in accordance with significant accounting policies and accounting estimates described in Note 3. The Pipeline Business to be Disposed is deemed as an independent reporting entity since the beginning of the reporting period of the combined financial statements. The reporting entity of the combined financial statements is not an independent legal entity, and therefore the combined financial statements do not reflect the true financial position and financial performance of the Pipeline Business to be Disposed as an independent legal entity during the reporting period or in the future.

The combined financial statements are prepared in accordance with the following basis of preparation:

(1) The combined financial statements include the balance sheet of the Pipeline Business to be Disposed as at 31 December 2019, the income statement for the year ended 31 December 2019, and the notes to the corresponding significant statement items. Comparatives are not stated.

(2) In the combined financial statements, the amount of revenue from the Pipeline Business to be Disposed is determined based on the pipeline involved and corresponding charging standards; the costs and expenses directly attributable to the Pipeline Business to be Disposed are directly included in the combined financial statements, while indirect costs and expenses are included in the combined financial statements after being allocated on a reasonable allocation basis.

(3) The combined financial statements mainly include pipeline transportation assets directly related to the Pipeline Business to be Disposed (including natural gas trunk lines, gas storage, LNG receiving stations and corresponding auxiliary facilities, etc.), right-of-use assets and related claims and debts, specific loans borrowed for the construction projects related to the above-mentioned pipeline transportation assets, as well as tax assets and liabilities related to the taxpayers involved in the Pipeline Business to be Disposed.

(4) All significant balances, transactions and unrealised profits among the entities involved in the Pipeline Business to be Disposed are eliminated in the preparation of the combined financial statements. The portions of subsidiaries’ net assets, net profits and comprehensive income not attributable to SINOPEC and its subsidiaries are recognised as minority interests, profits and losses attributed to minority interests and total comprehensive income attributed to minority interests, and presented in the combined financial statements under net assets, net profits and total comprehensive income respectively.

(5) When preparing the combined financial statements, the taxable income is adjusted and calculated based on the total profit presented in the combined financial statements, while the income tax expenses are calculated at the income tax rate applicable to the respective taxpayer.

(6) In a business combination under the common control, the financial performance of the combined entity shall be incorporated into the combined financial statements from the combination date, and the income statement before the combination shall not be restated.

(7) As at 31 December 2019, the amount of the net current liabilities of the Pipeline Business to be Disposed was RMB 9,629,231,463.21. The combined financial statements are prepared using the going concern basis.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

2	Basis of preparation (Cont’d)

(8) In the combined financial statements, the pipeline fill in the amount of RMB 185,985,483.28 is recorded at the original book value of all the relevant entities included in the Pipeline Business and included under inventory with the corresponding amount in accounts payable.

(9) In accordance with the above principles, the net assets of certain joint stock company within the scope of the transaction is presented as long-term equity investments at the share of the equity corresponding to the Natural Gas Co..

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting year is from 1 January to 31 December.

(2) Functional Currency

The functional currency of the Pipeline Business is the Renminbi. The presentational currency of the combined financial statements is the Renminbi.

(3) Inventory

Inventories are initially measured at cost. The cost includes the cost of purchase and other expenditures incurred in bringing the inventories to their present location and condition.

At the balance sheet date, inventories are stated at the lower of cost and the net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs necessary to make the sale and relevant taxes.

The inventories of the Pipeline Business are recorded by perpetual method.

(4) Long-term equity investments

Investment in associates

An associate is the investee that the Pipeline Business has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The following circumstances are generally considered in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(4) Long-term equity investments (Cont’d)

The equity method is adopted for the subsequent measurement of the investment in associates.

The initial cost of investment in associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term.

Investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The accounting treatments adopted when applying the equity method include:

-
Where the initial investment cost of a long-term equity investment exceeds the interest of the Pipeline Business in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the interest of the Pipeline Business’ interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

-
After the acquisition of the investment, the Pipeline Business recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Pipeline Business.

-
The Pipeline Business recognises its share of the investee’s net profits or losses and other comprehensive income and the share of change value in other net assets after making appropriate adjustments to align the accounting policies or accounting periods with those of the Pipeline Business based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, the unrealised profits and losses resulting from transactions between the Pipeline Business and its associates are eliminated to the extent of the interest of the Pipeline Business in the associates. Unrealised losses resulting from transactions between the Pipeline Business and its associates are fully recognised in the event that there is an evidence of impairment.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(4) Long-term equity investments (Cont’d)

-
The Pipeline Business discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of net investment of the Pipeline Business in the associate is reduced to zero, except to the extent that the Pipeline Business has an obligation to assume additional losses. Where net profits are subsequently made by the associate, the Pipeline Business resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The impairment assessment and provision accrual on investments in associates are stated in Note 3(9)

(5) Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Pipeline Business using in the rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(9)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(9)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(13)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Pipeline Business in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(5) Fixed assets and construction in progress (Cont’d)

The Pipeline Business terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

The cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	12-40 years	3%
Pipelines and ancillary facilities	4-30 years	3%
Office and other equipments	5-18 years	3%

Useful lives, residual values and depreciation methods are reviewed by the Pipeline Business at least each year end.

(6) Leases

A lease is a contract that a lessor transfers the right-to-use an identified asset for a period of time to a lessee in exchange for consideration.

The leasee recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the leasee is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the lease exercising that option of terminating the lease, etc. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Pipeline Business mainly comprise land and buildings. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Pipeline Business depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

For short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new, the leasee recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(7) Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(9)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Pipeline Business to be Disposed.

The useful life of intangible assets:

Estimated useful life

Land use rights	40-50 years
Software and others	3-20 years

Useful lives and amortisation methods are reviewed at least each year end.

(8) Financial instruments

Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Pipeline Business recognises a financial asset or a financial liability when it enters into and becomes a party to the underlining contract of the financial instrument

(a) Financial assets

(i) Classification and measurement

The Pipeline Business classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Pipeline Business to be Disposed.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(8) Financial instruments (Cont’d)

(a) Financial assets (Cont’d)

(i) Classification and measurement (Cont’d)

Debt instruments at armotised cost

The business model for managing such financial assets by the Pipeline Business are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

(ii) Impairment

The Pipeline Business measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Pipeline Business measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Pipeline Business recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Pipeline Business recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Pipeline Business assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Pipeline Business calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(8) Financial instruments (Cont’d)

(iii) Derecognition

The Pipeline Business  derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Pipeline Business transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Pipeline Business neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Pipeline Business has not retained control.

(b)          Financial liabilities

The Pipeline Business, at initial recognition, classifies financial liabilities as financial liabilities subsequently measured at amortised cost.

The financial liabilities of the Pipeline Business are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables and loans. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Pipeline Business derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)          Determination of fair value

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Pipeline Business adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(9) Impairment of other non-financial long-term assets

Except the impairment described in Note 3 (3) and Note 3 (8), the impairment of other non-financial long-term assets will be treated as following:

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets:

-	Fixed Assets
-	Construction in progress
-	Right-of-use assets
-	Intangible assets
-	Long-term equity investment

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Pipeline Business to be Disposed primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(10) Employee benefits

Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a) Short term compensation

Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Pipeline Business during an accounting period the Pipeline Business shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and nonmonetary benefits are valued with the fair value.

(b) Post-employment benefits

The Pipeline Business classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Pipeline Business only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Pipeline Business primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Pipeline Business participate in the social insurance system established and managed by local labor and social security department. the Pipeline Business makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees’ retire, the local labor and social security department has obligations to pay them the basic pension.

When an employee has rendered service to the Pipeline Business during an accounting period, the Pipeline Business shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c) Termination benefits

When the Pipeline Business terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Pipeline Business has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Pipeline Business is not allowed to withdraw from termination plan or redundancy offer unilaterally.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(11) Revenue recognition

Revenue arises in the course of the ordinary activities of the Pipeline Business, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Pipeline Business provides natural gas transmission services. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant services. To determine whether a customer obtains control of a service, the Pipeline Business shall consider indicators of the following:

•	the Pipeline Business has a present right to payment for the asset;
•	the Pipeline Business has transferred the risk and rewards of the ownership of the service to the customer;
•	the customer has accepted the service etc.

The revenue is recognised when the natural gas transmission service is completed.

(12) Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Pipeline Business to be Disposed receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Pipeline Business to be Disposed will comply with all attached conditions. The government grants of monetary assets is accounted as the received or receivable amount.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(13) Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(14) Research and development costs

Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(15) Principal accounting estimates

There is no other significant accounting estimates except inventory impairment in Note 3(3), depreciation in Note 3(5), amortisation of intangible assets in Note 3(7) and impairment of other non-financial long-term assets in Note 3(8), 3(9).

4	Taxation

(1)	The taxes that are applicable to the Pipeline Business and relate to sales of goods and rendering of services include value-added tax (“VAT”) and others.

Category	Tax base

VAT
Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform jointly issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs (Cai Shui Haiguan [2019] No. 39), from 1 April 2019, the output VAT rates applicable to Pipeline Business are 13% for the sales of goods and 9% for taxable services respectively. The difference between output VAT and deductible input VAT is VAT payable. Pursuant to the Circular on Adjustment of Tax Rate of Value Added Tax (Cai Shui [2018] No. 32) jointly issued by the Ministry of Finance and the State Taxation Administration, applicable rates for revenue from sales of goods and taxable services were 16% and 10% respectively from 1 May 2018 to 1 April 2019. In addition, the Pipeline Business to be Disposed is also subject to VAT at the rate of 6%.

(2)	Income tax

The statutory income tax rates applicable to the Pipeline Business are 15% and 25%.

Pursuant to the Notice on Issues of Enterprise Income Tax in Implementation of the Catalogue of Encouraged Industries in Western China (SAT Announcement [2015] No. 14) issued by the State Taxation Administration, the enterprises, which are set up in Western China and whose principal business is the new encouraged industry included in the Catalogue of Encouraged Industries in Western China and revenue from main operations for the year accounts for over 70% of total revenue, are entitled to a preferential enterprise income tax rate of 15% since 1 October 2014.

Sinopec Chongqing Gas Pipeline Co., Ltd. and Sinopec Guangxi Gas Pipeline Co., Ltd., which are included in the Pipeline Business to be Disposed, are subject to the above preferential tax policy.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

5	Cash at bank and on hand

31 December 2019

Cash at bank	52,647,274.33

6	Accounts receivable

Accounts receivable analysed by nature as follows:

31 December 2019

Account receivables from related parties	214,377,642.95
Others	182,640,315.18
Total	397,017,958.13

7	Advances to suppliers

As at 31 December 2019, advances to suppliers for the Pipeline Business mainly included prepayments for fuel and power.

8	Other receivables

Other receivables analysed by nature as follows:

31 December 2019

Deposits with Sinopec	1,203,900,000.00
Others	12,595,193.36
Total	1,216,495,193.36

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

9	Inventories

31 December 2019

Pipeline fills (Note 2(8))	185,985,483.28
Spare parts	39,697,409.42
Sub-total	225,682,892.70

Less: Provision for diminution in the value of inventories	-
Total	225,682,892.70

10	Other non-current assets

31 December 2019

Input VAT to be deducted	355,988,938.12

11	Long-term equity investments

31 December 2019

Investment in associates	25,429,591,627.63

The basic information of the key associates are as follows:

Name of entity	Principal place of business	Place of registration	Registered capital	Shareholding	Nature of business

Sinopec Sichuan-East China Gas Pipeline Co., Ltd.	PRC	Hubei	RMB 200 million	50.00%	Natural gas pipeline transmission

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

12	Fixed assets

	Plants and buildings	Pipeline and relevant equipment	Office equipment and others	Total

Cost
Balance at 31 December 2018	1,387,777,140.28	17,663,301,616.25	62,570,941.46	19,113,649,697.99
Addition for the year	-	-	148,700.00	148,700.00
Transfer from construction in progress	313,626,646.57	5,363,616,931.60	16,350,294.02	5,693,593,872.19
Decrease in the year	(86,845,196.29)	(684,565.58)	(605,182.95)	(88,134,944.82)
Reclassification	(209,117.76)	1,044,665.16	(835,547.40)	-
Balance at 31 December 2019	1,614,349,472.80	23,027,278,647.43	77,629,205.13	24,719,257,325.36

Less: Accumulated depreciation
Balance at 31 December 2018	560,501,585.54	1,500,971,161.47	18,619,536.21	2,080,092,283.22
Addition for the year	39,037,402.69	852,803,355.81	7,904,321.28	899,745,079.78
Reclassification	(19,475.16)	215,659.50	(196,184.34)	-
Decrease in the year	(3,909,400.59)	-	(98,383.99)	(4,007,784.58)
Balance at 31 December 2019	595,610,112.48	2,353,990,176.78	26,229,289.16	2,975,829,578.42

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

12	Fixed assets (Cont’d)

	Plants and buildings	Pipeline and relevant equipment	Office equipment and others	Total

Less: Provision for impairment losses
Balance at 31 December 2018	164,876,385.82	23,357,567.61	-	188,233,953.43
Addition for the year	998,901.66	1,570,655.02	-	2,569,556.68
Balance at 31 December 2019	165,875,287.48	24,928,222.63	-	190,803,510.11
Net book value
Balance at 31 December 2019	852,864,072.84	20,648,360,248.02	51,399,915.97	21,552,624,236.83

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

13	Construction in progress

31 December 2019

Construction in progress	13,648,388,769.67
Engineering materials	10,231,293.77
Total	13,658,620,063.44

The changes of construction in progress are as follows:

Balance at 31 December 2018	7,910,076,651.35
Increase in the year	11,451,878,291.49
Transfer to fixed assets	(5,693,593,872.19)
Other decreases	(19,972,300.98)
Balance at 31 December 2019	13,648,388,769.67

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

13	Construction in progress (Cont’d)

Significant changes in construction in progress of the Pipeline Business in 2019 are set out in the table below:

Name of project	Balance at 31 December 2018	Increase in the year	Transfer to fixed assets	Other decreases	Balance at 31 December 2019

Wen 23 gas storage phase I and pilot project	3,374,089,333.57	8,780,195,673.41	(477,705.05)	-	12,153,807,301.93
Guangxi LNG Project - Beihai section	4,402,243.99	206,414,023.53	(29,846,927.94)	-	180,969,339.58
Tianjin LNG Project	1,777,565,488.01	107,298,136.59	(1,469,971,210.41)	-	414,892,414.19
Guangxi LNG Project - Guangxi section	259,520,776.73	130,270,817.31	(176,376,697.98)	(18,549,000.00)	194,865,896.06
Erdos - Anping - Cangzhou Gas Transmission Pipeline Project	1,849,764,372.88	1,671,868,023.82	(3,104,755,012.36)	-	416,877,384.34
Nanchuan - Fuling Gas Transmission Pipeline Project	408,255,187.94	269,703,662.24	(677,958,850.18)	-	-
Fuling Baitao - Shizhu Wangchang Gas Transmission Pipeline Pressurization and Extension Project	186,352,278.77	24,997,310.63	(211,349,589.40)	-	-

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

14	Intangible assets

	Land use rights	Software and others	Total

Cost
Balance at 31 December 2018	375,903,814.14	23,138,646.14	399,042,460.28
Increase in the year	19,972,300.97	-	19,972,300.97
Balance at 31 December 2019	395,876,115.11	23,138,646.14	419,014,761.25
Less: Accumulated amortisation
Balance at 31 December 2018	18,252,219.72	1,555,317.85	19,807,537.57
Increase in the year	7,845,227.72	456,790.01	8,302,017.73
Balance at 31 December 2019	26,097,447.44	2,012,107.86	28,109,555.30
Net book value
Balance at 31 December 2019	369,778,667.67	21,126,538.28	390,905,205.95

15	Other non-current assets

31 December 2019

Advances for projects	28,813,843.11
Input VAT to be deducted	2,293,456,127.79
Total	2,322,269,970.90

16	Short-term loans

31 December 2019

Unsecured borrowings	4,410,000,000.00

As at 31 December 2019, the weighted average annual interest rate of short-term borrowings was 3.92%-4.35%.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

17	Bills payable

31 December 2019

Bank acceptance notes	21,500,000.00

The above balance represented current portion of notes payable.

18	Accounts payable

As at 31 December 2019, the Pipeline Business did not have individually significant accounts payable with ageing over one year.

19	Taxes payable

31 December 2019

Enterprise income tax payable	18,412,438.99
Individual income tax payable	1,237,143.82
Others	1,017,333.82
Total	20,666,916.63

20	Other payables

31 December 2019

Borrowings from related parties	4,330,682,881.53
Payables for construction projects	2,418,145,658.71
Others	217,626,309.85
Total	6,966,454,850.09

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

21	Non-current liabilities due within one year

	Note	31 December 2019

Current portion of long-term borrowings	22	209,001,948.60
Current portion of lease liabilities	27(2)	4,660,455.24
Total		213,662,403.84

22	Long-term loans

31 December 2019

Unsecured borrowings	17,997,150,286.56
Less: Current portion of long-term borrowings	(209,001,948.60)
Total	17,788,148,337.96

As at 31 December 2019, the weighted average annual interest rate of long-term borrowings was 4.25%-4.66%.

23	Operating income

2019

Revenue from main operations	3,069,937,103.15
Revenue from other operations	14,019,502.96
Total	3,083,956,606.11

The operating revenue in 2019 is the revenue generated from main business in the natural gas pipeline transmission services.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

24	Financial expenses

2019

Revenue from main operations	3,069,937,103.15
Revenue from other operations	14,019,502.96
Total	3,083,956,606.11

25	Investment income

2019

Investment income from equity investments accounted for under equity method	1,321,594,304.17

26	Expenses by nature

The operating costs, general and administrative expenses and research and development expenses in the income statement are listed as follows by nature:

2019

Depreciation and amortisation	914,488,624.82
Fuel and power costs	110,975,314.07
Technical service fees	109,959,341.80
Staff costs	99,647,828.18
Repair expenses	67,063,335.79
External service expenses	65,368,987.60
Work safety funds	36,065,028.18
Materials consumed	23,364,232.50
Rental expenses	16,746,881.65
Other expenses	79,347,222.81
Total	1,523,026,797.40

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

27	Leases

Leases with Natural Gas Co. as the lessee

(1)	Right-of-use assets

	Lands	Buildings	Total

Cost
Balance at 1 January 2019	52,037,963.17	11,600,670.04	63,638,633.21
Increase in the year	-	3,727,198.91	3,727,198.91
Decrease in the year	(1,643,393.03)	(712,716.06)	(2,356,109.09)
Balance at 31 December 2019	50,394,570.14	14,615,152.89	65,009,723.03
Less: Accumulated depreciation
Balance at 1 January 2019	-	-	-
Increase in the current year	1,665,062.21	8,996,637.52	10,661,699.73
Balance at 31 December 2019	1,665,062.21	8,996,637.52	10,661,699.73
Carrying amount
Balance at 31 December 2019	48,729,507.93	5,618,515.37	54,348,023.30

The amount of depreciation charged to construction in progress in 2019 was RMB 1,665,062.21.

(2)	Lease liabilities

31 December 2019

Long-term lease liabilities	55,480,068.91
Less: Current portion of lease liabilities	(4,660,455.24)
Total	50,819,613.67

(3)	Short-term leases or low-value leases

The Pipeline Business still held buildings under leases with a term of no more than one year. These leases were short-term leases or low-value leases and an election was made not to recognise these right-of-use assets and lease liabilities.

SINOPEC NATURAL GAS CO., LTD
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

28	Asset-Liability ratio

As at 31 December 2019, the asset-liability ratio of the Pipeline Business was as follows:

31 December 2019

Asset-Liability ratio	45.24%

29	Contingencies

(a)	Pending litigation

On 16 July 2018, the Sinopec Sichuan-East China Gas Pipeline Co., Ltd received the indictment of Xuanhan County Binfeng Mining Co., Ltd. concerning the infringement dispute of Lijiashan. The case is currently going through the first hearing by the Higher People’s Court of Sichuan Province. The claimed amount and judicial appraisal results are controversial. The court's first-instance judgement has not been issued. Based on the current situation, it is not possible to make an accurate estimate of the future compensation for the Pipeline Business to be Disposed.

(b)	Defective titles on certain assets

Certain of the land and real estate recorded in account of the Pipeline Business are without the land use right or property ownership certificates. Some of the land rignt holder is inconsistent with the name of the company. The Company undertakes that it owns the property rights of the above-mentioned land and properties, and bears corresponding legal responsibilities. In the future, related fees may be incurred for processing the property ownership rights certificates, and management is unable to reasonably estimate the amount of expenses that may be incurred in the future.

(c)	Matters concerning safety hazards and environmental protection

Under current operation of pipeline transmission, management believes that there is no liability that is probable to be incurred that will have a material adverse impact on the financial position and operating results of the Pipeline Business. However, there are some uncertainties in the liabilities with respect to safety hazards and environmental protection during the operation of long-distance pipelines, which affect the ability of management to estimate the future costs of various measures. These uncertainties include: (i) government planning, requirements on environmental protection and safety, and the nature and extent of safety hazards or contamination at each site, including but not limited to the locations of pipelines; (ii) scope of repair or governance measures required; (iii) different costs arising from optional remedial strategies; (iv) changes in environmental remediation requirements; and (v) search for new remedial sites. Management is unable to reasonably estimate the amount to be incurred in future due to the unknown degree of possible contamination and the unknown timing and scope of remediations required.

30	Events after the balance sheet date

After the outbreak of Coronavirus Disease 2019 (“COVID-19”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across China.. The Company will pay close attention to the development of COVID-19, and evaluate its impacts on the financial position and operating results.

[English Translation for Reference Only]

Auditor’s Report

PwC ZT Te Shen Zi (2020) No. 2845
(Page 1 of 3)

To the Board of Directors of Sinomart KTS Development Limited

Opinion

What we have audited

We have audited the financial statements of the proposed sale related to natural gas pipelines and ancillary facilities (hereinafter "Pipelines Business") of Sinopec Yu Ji Pipeline Company Limited (hereinafter "Yuji Pipeline Company"), which comprise:

•	the balance sheet as at 31 December 2019;
•	the income statement for the year then ended; and
•	notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements are prepared, in all material respects, in accordance with the basis of preparation stated in Note 2 to the financial statements.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing ("CSAs"). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Yuji Pipeline Company in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants ("CICPA Code"), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

Basis of Preparation and Restriction to Distribution and Use

We draw the attention of users of the financial statements to the description of the basis of preparation in Note 2 to the financial statements. The management of Sinomart KTS Development Limited (hereinafter "Sinomart Development") has prepared the financial statements in fulfilment of disclosure requirements in respect of the sale of the Pipeline Business to the China Oil and Gas Pipeline Network Corporation (the "Transaction"). Therefore, the financial statements are not intended for any other use. This report is only issued to the Board of Directors of Sinomart Development for the purpose of the Transaction in relation to the above-mentioned disclosure requirements and shall not be used for any other purpose. We expressly do not assume any responsibility toward or accept any liability to any other party for the contents of the report. This paragraph would not affect our opinion issued.

PwC ZT Te Shen Zi (2020) No. 2845
(Page 2 of 3)

Responsibilities of Management and Those Charged with Governance for the Financial Statements

The management of Yuji Pipeline Company is responsible for the preparation of these financial statements in accordance with the basis of preparation stated in Note 2 to the financial statements, including using the going concern basis of accounting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing Yuji Pipeline Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Obtain audit evidence and conclude on the appropriateness of management’s use of the going concern basis of accounting.

PwC ZT Te Shen Zi (2020) No. 2845
(Page 3 of 3)

Auditor’s Responsibilities for the Audit of the Financial Statements (Cont’d)

•	Evaluate the overall presentation (including the disclosures), structure and content of the financial statements.

•
Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the pipelines network business to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Yuen Kwok Sun

Shanghai, the People's Republic of China
23 July 2020	Signing CPA
Xu Xia

SINOPEC YUJI PIPELINE LIMITED COMPANY

PIPELINE BUSINESS TO BE DISPOSED

COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
[English translation for reference only]

SINOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

ASSETS	Notes	At 31 December 2019

Current assets
Cash at bank and on hand	5	86,085,328.23
Accounts receivable	6	82,488,619.47
Advances to suppliers	7	5,511,518.19
Other receivables	8	4,184,513.77
Inventories	9	58,564,810.39
Other current assets	10	4,177,859.52
Total current assets		241,012,649.57
Non-current assets
Fixed assets	11	3,548,855,680.42
Construction in progress	12	253,081,994.73
Right-of-use assets		58,426.49
Deferred tax assets		289,647.98
Total non-current assets		3,802,285,749.62
TOTAL ASSETS		4,043,298,399.19

The accompanying notes to the financial statements on pages 4 to 21 form an integral part of the combined financial statements.

1

SINOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

LIABILITIES AND NET ASSETS	Notes	At 31 December 2019

Current liabilities
Accounts payables	13	110,321,047.60
Taxes payable	14	3,865,804.12
Other payables	15	47,068,850.23
Contract liabilities	16	5,439,594.20
Non-current liabilities due within one year	17	1,620,069,965.28
Total current liabilities		1,786,765,261.43
Non-current liabilities
Deferred income	18	2,037,495.00
Total non-current liabilities		2,037,495.00
Total liabilities		1,788,802,756.43
Net assets		2,254,495,642.76
TOTAL LIABILITIES AND NET ASSETS		4,043,298,399.19

Wang Chunfu Legal representative	You Yongjian Principal in charge of accounting	Wang Mingzhu Head of accounting department

The accompanying notes to the financial statements on pages 4 to 21 form an integral part of the combined financial statements.

2

SINOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

	Notes	2019

Operating income	19	737,826,332.85

Less: Operating costs	22	401,123,866.44
Taxes and surcharges	20	6,266,807.36
General and administrative expenses	22	57,950,937.62
Financial expenses	21	73,028,287.53
Including: Interest expenses		74,950,168.47
Interest income		(1,944,304.68)
Add: Other income	23	31,446,413.30
Impairment losses		(326,678.84)
Operating profit		230,576,168.36
Total profit		230,576,168.36

Less: Income tax expense		57,675,292.66
Net profit		172,900,875.70
Classification by going concern
Continuous operating net profit		172,900,875.70
Total comprehensive income

Attributable to equity owners of Company		172,900,875.70

Wang Chunfu Legal representative	You Yongjian Principal in charge of accounting	Wang Mingzhu Head of accounting department

The accompanying notes to the financial statements on pages 4 to 21 form an integral part of the combined financial statements.

3

SINOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

1	General information about Sinopec Yuji Pipeline Limited Company and the pipeline transaction

Sinopec Yuji Pipeline Limited Company (the “Company” or "Yuji Pipeline Company") is a limited liability company established in Jinan, Shandong Province, headquartered in Jinan, Shandong. The parent company is Sinomart KTS Development Co., Ltd (the "Sinomart Development"), and the ultimate holding company is China Petroleum & Chemical Corporation (the "Sinopec Group").

The Company is mainly engaged in the construction and operation of natural gas pipelines, the maintenance of natural gas pipelines and related technical consultation and technical services.

According to the "Agreement on Cash Payment to Purchase Equity of Yuji Company (the “transaction”) signed by Yuji Pipeline Company and China Oil and Gas Pipeline Network Corporation (the “PipeChina”), after splitting the assets, liabilities and businesses that are not in the scope of transaction，Sinomart Development proposed to transfer 100% of its shares in Yuji Pipeline Company to PipeChina. The scope of this transaction is the assets and liabilities related to Yuji Pipeline Company’s natural gas transmission pipelines held by Yuji Pipeline Company (the “Pipeline Business to be Disposed” or “Pipeline Business”).

In accordance with the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, management of Yuji Pipeline Company prepared the financial statements in order to reflect the financial position and results of the operations of the above-mentioned the Pipeline Business to be Disposed and approved for issuance on 23 July 2020.

The financial statements are prepared for the purpose of publicly disclosing financial information in the transaction related to the sale of equity of Yuji Pipeline Company to the National Pipelines Network Company by Sinomart Development, and is not applicable to other purposes.

2	Basis of financial statement preparation

The management of Yuji Pipeline Company prepares the financial statements based on the historical financial data of the Pipeline Business to be Disposed and in accordance with significant accounting policies and accounting estimates described in Note 3. the Pipeline Business to be Disposed is deemed as an independent reporting entity since the beginning of the reporting period of the financial statements. The reporting entity of the financial statements is not a true independent legal entity, and therefore the financial statements do not reflect the true financial position and financial performance of the Pipeline Business to be Disposed as a true independent legal entity during the reporting period or in the future.

The financial statements are prepared in accordance with the following basis of preparation

(1)
The financial statements include the balance sheet of the Pipeline Business to be Disposed as at 31 December 2019, the income statement for the year ended 31 December 2019, and the notes to the corresponding significant statement items. Comparatives are not stated.

(2)
In the financial statements, the amount of revenue from the Pipeline Business to be Disposed is determined based on the pipeline involved and corresponding charging standards; the costs and expenses directly attributable to the Pipeline Business to be Disposed are directly included in the financial statements, while indirect costs and expenses are included in the financial statements after being allocated in a reasonable method.

4

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

2	Basis of financial statement preparation(Continued)

(3)
The financial statements mainly include pipeline transmission assets directly related to the Pipeline Business to be Disposed (including natural gas trunk lines,), right-of-use assets and pipeline network  business related claims and debts, special loans borrowed for the construction projects related to the above-mentioned pipeline transmission assets, as well as tax assets and liabilities related to the taxpayers involved in the Pipeline Business to be Disposed.

(4)
When preparing this financial statement, the taxable income is adjusted based on the total profit in the financial statements of the Pipeline Business to be Disposed, and the income tax is calculated at the income tax rate applicable to the taxpayer where the Pipeline Business to be Disposed.

(5)	On December 31,2019, the amount of net current liabilities of the Pipeline Business to be Disposed is RMB 1,545,752,611.86. The financial statements are prepared on the basis of going concern.

(6)
In the financial statements, the pipeline fill in the amount of RMB 47,229,040.37 is recorded at the original book value of all relevant gas entities and included under inventories with the corresponding amout under accounts payable.

3	Significant Accounting Policies and Principal Accounting Estimates

(1)	Accounting Period

The accounting year of this financial statement is from 1 January to 31 December.

(2)	Functional Currency

The functional currency of the Pipeline Business is Renminbi. The presentational currency of the financial statements is Renminbi.

(3)	Inventory

Inventories are initially measured at cost. The cost includes the cost of purchase and other expenditures incurred in bringing the inventories to their present location and condition.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated cost necessary to make the sale and relevant taxes.

The inventories of the Pipeline Business are recorded by perpetual method.

5

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(4)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Pipeline Business using in rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(7)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(7)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(10)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal and contractual obligations, the costs of dismantling and removing the items and restoring the site on which the related assets are located are included in the initial cost of related assets.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Pipeline Business in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Pipeline Business terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

6

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(4)	Fixed assets and construction in progress(Continued)

The cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Useful life	Residual value

Plants and buildings	15-30 years	3%
Pipelines and ancillary facilities	4-30 years	3%
Office and other equipments	4-20 years	3%

Useful lives, residual values and depreciation methods are reviewed by the Pipeline Business at least each year end.

(5)	Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

The Pipeline Business recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Pipeline Business is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Pipeline Business exercising that option, etc. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Pipeline Business mainly comprise land and buildings. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Pipeline Business depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

7

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(6)	Financial instruments

Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Pipeline Business recognises a financial asset or a financial liability when it enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement

The Pipeline Business classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Pipeline Business.

The debt instruments held by the Pipeline Business refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer.

Debt instruments measured at amortized cost:

The business model for managing such financial assets by the Pipeline Business to are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. Such financial assets include cash at bank and on hand and receivables.

8

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(6)	Financial instruments(Continued)

(ii)	Impairment

The Pipeline Business recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

The Pipeline Business measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

On each balance sheet date, the expected credit losses of financial instruments at different stages are measured separately for the Pipeline Business. If the credit risk of a financial instrument has not increased significantly since its initial recognition, it is in the first stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss in the next 12 months; If the credit risk of a financial instrument has increased significantly since its initial recognition but no credit impairment has occurred, it is in the second stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss for the entire duration of the instrument; If a financial instrument has been credit-impaired since its initial recognition, it is in the third stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss for the entire duration of the instrument.

For financial instruments with lower credit risk, the Pipeline Business assumes that the credit risk has not increased significantly since the initial confirmation, and the loss provision of the financial instrument is measured at an amount equivalent to expected credit losses in the next 12 months.

For financial instruments in the first and second stages and with lower credit risk, the interest income is calculated based on the book balance and the actual interest rate without deduction of impairment provisions. For financial instruments in the third stage, the interest income is calculated based on the amortized cost and the actual interest rate after the book balance minus the provision for impairment.

For notes receivable and accounts receivable, regardless of whether there are significant financing components, the group measures the loss reserves according to the amount of expected credit loss in the whole duration.

The expected credit loss will be discounted by the effective interest and will be recognised by the loss allowance accrued or written back in profit or loss.

9

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(6)	Financial instruments(Continued)

(iii)	Derecognition

The Pipeline Business derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Pipeline Business transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Pipeline Business neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Pipeline Business has not retained control.

(b)	Financial liabilities

Financial liabilities are classified as financial liabilities measured at amortised cost at initial recognition.

The financial liabilities of the Pipeline Business are mainly financial liabilities measured at amortised cost, including accounts payable, other payables, loans, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Pipeline Business derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of the fair value of financial instruments

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Pipeline Business adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

10

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(7)	Impairment of other non-financial long term assets

Except the impairment described in Note 3 (3) and Note 3 (6), the impairment of other non-financial long-term assets will be treated as following:

-	Fixed assets
-	Construction in progress
-	Right-of-use asset

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Pipeline Business primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

The estimate of the recoverable amount shows that if the recoverable amount of the asset is lower than its book value, the book value of the asset will be written down to the recoverable amount. The reduced amount is recognized as an asset impairment loss, which is included in the current profit and loss, and is also included provision for corresponding asset impairment.

Impairment losses for assets are not reversed.

(8)	Revenue recognition

Revenue arises in the course of the ordinary activities of the Pipeline Business, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

11

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	Significant Accounting Policies and Principal Accounting Estimates(Continued)

(8)	Revenue recognition(Continued)

The Pipeline Business provides crude oil, natural gas transportation services. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant services.

The revenue is recognised when the natural gas transmission is completed.

(9)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Pipeline Business receives from the government, excluding capital injection by the government as an investor.

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Pipeline Business to be Disposed  will comply with all attached conditions. The government grants of monetary assets is accounted as the received or receivable amount.。

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(10)	Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(11)	The principal accounting estimates

Except for the accounting estimates related to the depreciation of fixed assets contained in Note 3(4) and the accounting estimates involved in impairment of various assets contained in Notes 3(3), 3(6) and 3(7), there are no other significant accounting estimates.

12

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

4	Taxation

(1)	Taxes related to sales of products and rendering of services that are applicable to Pipeline Business to be Disposed is value-added tax.

Category	Tax base

Value-added tax (“VAT”)
Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform jointly issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs (Cai Shui Haiguan [2019] No. 39), from 1 April 2019, the output VAT rates applicable to the Pipeline Business are 13% for the sales of goods and 9% for taxable services respectively. The difference between output VAT and deductible input VAT is VAT payable. Pursuant to the Circular on Adjustment of Tax Rate of Value Added Tax (Cai Shui [2018] No. 32) jointly issued by the Ministry of Finance and the State Taxation Administration, applicable rates for revenue from sales of goods and taxable services were 16% and 10%. In addition, the Pipeline Business to be Disposed is also subject to VAT at the rate of 6%.

(2)	Income tax

The statutory income tax rate applicable to the Pipeline Business is 25%.

5	Cash at bank and on hand

31 December 2019

Cash at bank	86,085,328.23

6	Accounts receivable

Accounts receivable analysed by nature as follows:

31 December 2019

Pipeline transmission receivable	82,488,619.47

13

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

7	Advances to suppliers

As at 31 December 2019, advances to suppliers of the Pipeline Business mainly included prepayments for fuel and power.

8	Other receivables

Other receivables analysed by nature as follows:

31 December 2019

Deposits with Sinopec Group	3,880,200.00
Others	330,000.00
4,210,200.00

Less: Provision for bad debts	25,686.23
Total	4,184,513.77

9	Inventories

31 December 2019

Pipeline fills (Note 2(6))	47,229,040.37
Spare parts	11,335,770.02
Sub-total	58,564,810.39

Less: Provision for diminution in the value of inventories	-
Total	58,564,810.39

10	Other current assets

31 December 2019

Input VAT	4,177,859.52
Less: Provision for impairment	-
Total	4,177,859.52

14

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

11	Fixed assets

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Cost
Balance at 31 December 2018	95,908,775.03	5,663,074,601.07	106,869,541.33	5,865,852,917.43
Transfer from construction in progress	-	-	1,025,104.30	1,025,104.30
Decrease in the year	-	(1,959,457.34)	-	(1,959,457.34)
Balance at 31 December 2019	95,908,775.03	5,661,115,143.73	107,894,645.63	5,864,918,564.39

Less: Accumulated depreciation
Balance at 31 December 2018	45,809,007.78	1,985,910,818.28	61,045,911.22	2,092,765,737.28
Addtions for the year	4,901,601.75	203,491,123.79	15,372,291.59	223,765,017.13
Decrease in the year	-	(799,760.06)	-	(799,760.06)
Balance at 31 December 2019	50,710,609.53	2,188,602,182.01	76,418,202.81	2,315,730,994.35

15

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

11	Fixed assets (Continued)

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Less: Provision for impairment losses
Balance at 31 December 2018	-	-	-	-
Additions for the year	-	227,909.04	103,980.58	331,889.62
Balance at 31 December 2019	-	227,909.04	103,980.58	331,889.62

Net book value
Balance at 31 December 2019	45,198,165.50	3,472,285,052.68	31,372,462.24	3,548,855,680.42

16

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

12	Construction in progress

Cost
31 December 2018	235,802,592.92
Increase in the year	18,304,506.11
Transfers to fixed assets	(1,025,104.30)
31 December 2019	253,081,994.73

Significant changes in construction in progress of the Pipeline Business in 2019 are set out in the table below:

Project name	31 December 2018	Increase in the current year	31 December 2019

Yulin Jinan gas pipeline pressurization project	233,613,985.54	9,978,587.57	243,592,573.11
Capacity expansion and reconstruction project of Anyang gas transmission station of Yu Ji pipeline	999,909.11	6,844,559.22	7,844,468.33
Transformation project of manual valve chamber in Yuji line	735,250.00	909,703.29	1,644,953.29

13	Accounts payable

As at 31 December 2019, the Pipeline Business to be Disposed had no individually significant accounts payable with ageing over one year.

14	Taxes payable

31 December 2019

VAT payable	-
Enterprise income tax payable	3,321,431.81
Others	544,372.31
Total	3,865,804.12

17

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

15	Other payables

31 December 2019

Borrowings from related parties	23,971,727.97
Interest payable	2,201,625.00
Project expenses	19,996,337.18
Deposit payable and margin	899,160.08
Total	47,068,850.23

16	Contract liabilities

31 December 2019

Pre-collected pipeline transmission fee	5,439,594.20

The contract liabilities mainly relate to advances collected in the contract for the sales of natural gas and the provision of pipeline transmission services of the Pipeline Business. The advances are collected when the contract is signed, and the related income of the contract will be recognised after the Pipeline Business to be Disposed has fulfilled the performance obligations.

17	Non-current liabilities due within one year

31 December 2019

Current portion of long-term borrowings	1,620,000,000.00
Current portion of lease liabilities	69,965.28
Total	1,620,069,965.28

18	Deferred income

31 December 2019

Government grants
- Related to assets	2,037,495.00

18

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

19	Operating income

2019

Revenue from main operations	737,826,332.85

20	Taxes and surcharges

2019

Urban maintenance and construction tax	3,299,395.47
Education surcharge	1,414,026.63
Local education surcharge	942,684.42
Others	610,700.84
Total	6,266,807.36

21	Financial expenses

2019

Interest expenses	74,942,431.03
Interest expenses on lease liabilities	7,737.44
Net interest expenses	74,950,168.47
Interest income	(1,944,304.68)
Others	22,423.74
Total	73,028,287.53

19

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

22	Expense by nature

The operating costs, general and administrative expenses in the income statement are listed as follows by nature:

2019

Depreciation and amortisation	223,993,552.26
Outsourcing expense	89,359,097.41
Power cost	52,062,517.23
Work safety funds	12,696,464.51
Rental expenses	1,332,945.92
Repair expenses	44,670,752.51
Other expenses	34,959,474.22
Total	459,074,804.06

23	Other income

2019

VAT refund upon collection	31,370,950.52
Others	75,462.78
Total	31,446,413.30

24	Asset-liability ratio

As at 31 December 2019, the asset-liability ratio of the Pipeline Business was as follows:

31 December 2019

Asset-liability ratio	44.24%

20

INOPEC YUJI PIPELINE LIMITED COMPANY
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

25	Contingencies

(1)	Defects of property rights

(1)	Defective titles on certain assets

Certain of the land and real estate recorded in account of the Pipeline Business are without the land use right or property ownership certificates. Some of the land rignt holder is inconsistent with the name of the company. The company undertakes that it owns the property rights of the above-mentioned land and properties, and bears corresponding legal responsibilities. In the future, related fees may be incurred for processing the property ownership rights certificates, and management is unable to reasonably estimate the amount of expenses that may be incurred in the future.

(2)	Matters with respect to safety hazards and environmental protection

Under current operation of pipeline transmission, management of the Pipeline Business to be Disposed believes that there is no liability that is probable to incur and will have material adverse impact on the financial position and operating results of the Pipeline Business to be Disposed. However, there are some uncertainties in the liabilities with respect to safety hazards and environmental protection during the operation of long-distance pipelines, which affect the ability of management of the Pipeline Business to be Disposed to estimate the final costs of various measures. Those uncertainties include: (i) government planning, requirements on environmental protection and safety, and the nature and extent of safety hazards or contamination at each site, including but not limited to the locations of pipelines; (ii) scope of repair or governance measures required; (iii) different costs arising from optional remedial strategies; (iv) changes in environmental remediation requirements; and (v) search for new remedial sites. Management is unable to estimate the accurate amount to be incurred in the future due to the unknown degree of possible contamination and the unknown timing and scope of remediations required.

26	Events after the balance sheet date

After the outbreak of Coronavirus Disease 2019 (“COVID-19 outbreak”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across China. It has certain impacts on the Pipeline Business to be Disposed, but the specific amount can not be estimated so far. The Company will pay close attention to the development of COVID-19 and evaluate its impacts on the financial position and operating results of the Pipeline Business.

21

[English Translation for Reference Only]

Auditor’s Report

PwC ZT Te Shen Zi (2020) No. 2847
(Page 1 of 3)

To the Board of Directors of China Petroleum & Chemical Corporation

Opinion

What we have audited

We have audited the combined financial statements of the proposed sale related to natural gas pipelines and ancillary facilities, crude oil pipelines and crude oil depots (hereinafter "Pipelines Business") of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise:

•	the balance sheet as at 31 December 2019;
•	the income statement for the year then ended; and
•	notes to the combined financial statements.

Our opinion

In our opinion, the accompanying combined financial statements are prepared, in all material respects, in accordance with the basis of preparation stated in Note 2 to the combined financial statements.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing ("CSAs"). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Sinopec Corp. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants ("CICPA Code"), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

Basis of Preparation and Restriction to Distribution and Use

We draw the attention of users of the combined financial statements to the description of the basis of preparation in Note 2 to the combined financial statements. The management of Sinopec Corp.  has prepared the combined financial statements in fulfilment of disclosure requirements in respect of the sale of equity interests in the Pipeline Business to the China Oil and Gas Pipeline Network Corporation (the "Transaction"). Therefore, the combined financial statements are not intended for any other use. This report is only issued to the Board of Directors of Sinopec Corp. for the purpose of the Transaction in relation to the above-mentioned disclosure requirements and shall not be used for any other purpose. We expressly do not assume any responsibility toward or accept any liability to any other party for the contents of the report. This paragraph would not affect our opinion issued.

PwC ZT Te Shen Zi (2020) No. 2847
(Page 2 of 3)

Responsibilities of Management and Those Charged with Governance for the Combined Financial Statements

The management of Sinopec Corp. is responsible for the preparation of these combined financial statements in accordance with the basis of preparation stated in Note 2 to the combined financial statements, including using the going concern basis of accounting, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing Sinopec Corp.’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•          Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Obtain audit evidence and conclude on the appropriateness of management’s use of the going concern basis of accounting.

PwC ZT Te Shen Zi (2020) No. 2847
(Page 3 of 3)

Auditor’s Responsibilities for the Audit of the Combined Financial Statements (Cont’d)

•	Evaluate the overall presentation (including the disclosures), structure and content of the combined financial statements.

•
Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the pipelines network business to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Yuen Kwok Sun

Shanghai, the People's Republic of China
23 July 2020	Signing CPA
Xu Xia

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED

PIPELINE BUSINESS TO BE DISPOSED COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
[English translation for reference only]

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

ASSETS	Notes	At 31 December 2019

Current assets
Cash at bank and on hand	5	10,058,152.43
Accounts receivable	6	332,505,491.32
Advances to suppliers	7	99,291,891.28
Other receivables	8	8,650,976,165.07
Inventories	9	106,659,809.78
Contract assets		18,668,776.73
Other current assets	10	34,102,111.39

Total current assets		9,252,262,398.00

Non-current assets
Long-term equity investments	11	2,348,861,826.84
Other equity instrument investments		7,777,780.57
Fixed assets	12	18,834,574,111.07
Construction in progress	13	15,714,160,832.74
Right-of-use assets	31(1)	2,882,852,629.04
Intangible assets	14	220,923,990.21
Long-term deferred expenses		1,285,598.70
Deferred tax assets		49,841,961.52
Other non-current assets	15	1,099,930,025.85

Total non-current assets		41,160,208,756.54

TOTAL ASSETS		50,412,471,154.54

The accompanying notes to the financial statements on pages 4 to 36 form an integral part of the combined financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

LIABILITIES AND NET ASSETS	Notes	At 31 December 2019

Current liabilities
Short-term loans	16	220,000,000.00
Accounts payable	17	1,338,407,168.19
Employee benefits payable	18	1,490,745.71
Taxes payable	19	129,926,842.07
Other payables	20	12,586,724,678.64
Contract liabilities	21	47,848,604.83
No-current liabilities due within one year	22	193,273,533.92

Total current liabilities		14,517,671,573.36

Non-current liabilities
Long-term loans	23	5,836,000,000.00
Lease liabilities	31(2)	2,745,278,699.65
Deferred tax liabilities		486,540.47

Total non-current liabilities		8,581,765,240.12

Total liabilities		23,099,436,813.48

Net assets	27,313,034,341.06
Total net assets attributable to the parent Company	26,573,092,230.95
Minority interests	739,942,110.11

Total net assets	27,313,034,341.06

TOTAL LIABILITIES AND NET ASSETS	50,412,471,154.54

Zhang Yuzhuo Chairman (Legal Representative)	Ma Yongsheng President	Shou Donghua Chief Financial Officer

The accompanying notes to the financial statements on pages 4 to 36 form an integral part of the combined financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

	Notes	2019

Operating income	24	11,478,272,580.11

Less: Operating costs	30	5,133,291,293.17
Taxes and surcharges		72,823,442.78
General and administrative expenses	30	1,400,349,561.62
Research and development expenses	30	48,119,062.53
Financial expenses	25	382,817,323.32
Including: Interest expenses		409,153,901.35
Interest income		(27,305,271.50)
Add: Other income	26	121,386,943.06
Investment income	27	226,683,891.53
Including: Income from investment accounted for under the equity method		226,683,891.53
Credit impairment losses	28	(2,619,570.00)
Impairment losses	29	(127,128,749.96)
Asset disposal losses		(37,791,681.48)

Operating profit		4,621,402,729.84

Add: Non-operating income		69,754,702.09
Less: Non-operating expenses		38,268,992.94

Profit before taxation		4,652,888,438.99

Less: Income tax expense		1,126,048,370.53

Net profit		3,526,840,068.46

(I) Classification by going concern
Continuous operating net profit		3,526,840,068.46

(II) Classified by ownership
1. Equity owners of the Company		3,425,735,688.50
2. Minority interests		101,104,379.96

Other comprehensive income, net of tax		(627,395.11)

Total comprehensive income		3,526,212,673.35

Attributable to equity owners of the Company		3,425,108,293.39
Attributable to minority interests		101,104,379.96

Zhang Yuzhuo Chairman (Legal Representative)	Ma Yongsheng President	Shou Donghua Chief Financial Officer

The accompanying notes to the financial statements on pages 4 to 36 form an integral part of the combined financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

1	General information about China Petroleum & Chemical Corporation and the pipeline transaction

China Petroleum & Chemical Corporation (the “Sinopec Corp.”) was established as a joint stock limited company was established on 25 February 2000 upon approval of the State Economic and Trade Commission, with its registered place and headquarters in Beijing, the People’s Republic of China. The parent company and ultimate holding company of Sinopec Corp. is China Petrochemical Corporation (the “Sinopec Group”). Sinopec Corp. and its subsidiaries are mainly engaged in petroleum, gas and chemical operations, including:

(1)	the exploration, development and production of crude oil and natural gas;
(2)	the refining, transportation, storage and marketing of crude oil and petroleum products; and
(3)	the production and sales of chemical products.

Sinopec Corp. intends to split and reorganise its pipeline business under its subsidiaries, branches and associates(“relevant oil and gas entities”), and then transfer these pipeline business to China Oil & Gas Pipeline Network Corporation (“PipeChina”).

According to the “Agreement on Additional Issuance of Equity to Purchase Assets with PipeChina” between Sinopec Corp. and PipeChina, Sinopec Corp. intends to transfer 100% equity shares in  Sinopec Corp. Pipeline Storage & Transportation Company Limited, 65% equity shares in Shandong Natural Gas Pipeline Co., Ltd., and 93.22% equity shares in  Sinopec Xinjiang Coal-to-Gas Natural Gas Pipeline Co., Ltd. (the "Pipeline Business to be Disposed" or the “Pipeline Business”) to PipeChina.

In accordance with the relevant disclosure requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the management of Sinopec Corp. prepared these combined financial statements in order to reflect the financial position and results of the Pipeline Business to be Disposed and approved it for issuance on 23 July 2020. The combined financial statements is for the purpose of the aforementioned disclosure requirements of the Shanghai Stock Exchange in respect of the Pipeline Business to be Disposed and shall not be used for any other purposes.

2	Basis of preparation

The management of  Sinopec Corp. prepares the combined financial statements based on the historical financial data of the relevant oil and gas entities included in the Pipeline Business to be Disposed and in accordance with significant accounting policies and accounting estimates described in Note 3. The Pipeline Business to be Disposed is deemed as an independent reporting entity since the beginning of the reporting period of the combined financial statements. The reporting entity of the combined financial statements is not an independent legal entity, and therefore the combined financial statements do not reflect the true financial position and financial performance of the Pipeline Business to be Disposed as an independent legal entity during the reporting period or in the future.

The combined financial statements are prepared in accordance with the following basis of preparation:

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

2	Basis of preparation (Cont’d)

(1) The combined financial statements include the balance sheet of the Pipeline Business to be Disposed as at 31 December 2019, the income statement for the year ended 31 December 2019, and the notes to the corresponding significant statement items. Comparatives are not stated.

(2) In the combined financial statements, the amount of revenue from the Pipeline Business to be Disposed is determined that based on the pipelines included and corresponding charging standards; the costs and expenses directly attributable to the Pipeline Business to be Disposed are directly included in the combined financial statements, while indirect costs and expenses are included in the combined financial statements after being allocated on a reasonable allocation  basis.

(3) The combined financial statements mainly include pipeline transmission assets directly related to the Pipeline Business to be Disposed (including natural gas trunk lines, crude oil pipelines (including trunk lines and branch lines), gas storage, LNG receiving stations and corresponding auxiliary facilities, etc.), right-of-use assets and related claims and debts, specifics loans borrowed for the construction projects related to the above-mentioned pipeline transmission assets, as well as tax assets and liabilities related to the tax payer entity included in the Pipeline Business.

(4) All significant balances, transactions and unrealised profits among the entities involved in the Pipeline Business to be Disposed are eliminated in the preparation of the combined financial statements. The portions of subsidiaries’ net assets, net profits and comprehensive income not attributable to  Sinopec Corp. or its subsidiaries are recognised as minority interests, profits and losses attributed to minority interests and total comprehensive income attributed to minority interests, and presented in the combined financial statements under net assets, net profits and total comprehensive income respectively.

(5) When preparing the combined financial statements, the taxable income is adjusted and calculated based on the total profit presented in the combined financial statements, while the income tax expenses are calculated at the income tax rate applicable to the respective taxpayer.

(6) In a business combination under the common control, the financial performance of the combined entity shall be incorporated into the combined financial statements from the combination date, and the income statement before the combination shall not be restated.

(7) As at 31 December 2019, the amount of the net current liabilities of the Pipeline Business was RMB 5,265,409,175.36. The combined financial statements are prepared using the going concern basis.

(8) In the combined financial statements, the pipeline fill in the amount of RMB 53,877,773.11 is recorded at the original book value of all relevant oil and gas entities included in the Pipeline Business and included under inventories with the corresponding amout under accounts payable.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting year is from 1 January to 31 December.

(2) Functional Currency

The functional currency of the Pipeline Business is the Renminbi. The presentational currency of the combined financial statements is the Renminbi.

(3) Inventory

Inventories are initially measured at cost. The cost includes the cost of purchase and other expenditures incurred in bringing the inventories to their present location and condition.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs necessary to make the sale and relevant taxes.

The inventories of the Pipeline Business are recorded by perpetual method.

(4) Long-term equity investments

Investment in associates

An associate is the investee that the Pipeline Business has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The following circumstances are generally considered in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

The equity method is adopted for the subsequent measurement of the investment in associates.

The initial cost of investment in associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The accounting treatments adopted when applying the equity method include:

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(4) Long-term equity investments (Cont’d)

-
Where the initial investment cost of a long-term equity investment exceeds the interest of the Pipeline Business in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the interest of the Pipeline Business in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

-
After the acquisition of the investment, the Pipeline Business recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the Net book value of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the Net book value of the investment is reduced by that attributable to The Pipeline Business.

-
The Pipeline Business recognises its share of the investee’s net profits or losses, other comprehensive income and the share of change value in other net assets after making appropriate adjustments to align the accounting policies or accounting periods with those of the Pipeline Business based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Pipeline Business and its associates are eliminated to the extent of the interest of the Pipeline Business in the associates. Unrealised losses resulting from transactions between the Pipeline Business and its associates are fully recognised in the event that there is an evidence of impairment.

-
The Pipeline Business discontinues recognising its share of net losses of the investee after the Net book value of the long-term equity investment and any long-term interest that is in substance forms part of net investment of the Pipeline Business in the associate or the joint venture is reduced to zero, except to the extent that the Pipeline Business has an obligation to assume additional losses. Where net profits are subsequently made by the associate, the Pipeline Business resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The impairment assessment and provision accrual on investments in subsidiaries, associates are stated in Note 3(9)

(5) Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Pipeline Business using in the rendering of services and for operation and administrative purposes with useful life over one year.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(5) Fixed assets and construction in progress (Cont’d)

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(9)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(9)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(14)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Pipeline Business in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Pipeline Business terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the Net book value of the item and are recognised in profit or loss on the date of retirement or disposal.

The cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	12-40 years	3%
Pipelines and ancillary facilities	4-30 years	3%
Office and other equipments	5-18 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(6) Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

The lessee recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Pipeline Business mainly comprise land and buildings. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Pipeline Business depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

For short-term leases with lease terms within 12 months or leases for which the underlying assets are individually of low value when it is new, the lessee recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

(7) Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(9)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Pipeline Business.

The useful life of intangible assets:

Estimated useful life

Land use rights	40-50 years

Useful lives and amortisation methods are reviewed at least each year end.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(8) Financial instruments

Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Pipeline Business recognises a financial asset or a financial liability when it enters into and becomes a party to the underlining contract of the financial instrument

(a)	Financial assets

(i) Classification and measurement

The Pipeline Business classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Pipeline Business.

The debt instruments held by the Pipeline Business  refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured at amortised cost.

Debt instruments measured at amortised cost

The business model for managing such financial assets by the Pipeline Business are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

Equity instruments

The Pipeline Business designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(8) Financial instruments (Cont’d)

(ii) Impairment

The Pipeline Business recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Pipeline Business measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

On each balance sheet date, the expected credit losses of financial instruments at different stages are measured separately for the Pipeline Business. If the credit risk of a financial instrument has not increased significantly since its initial recognition, it is in the first stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss in the next 12 months; If the credit risk of a financial instrument has increased significantly since its initial recognition but no credit impairment has occurred, it is in the second stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss for the entire duration of the instrument; If a financial instrument has been credit-impaired since its initial recognition, it is in the third stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss for the entire duration of the instrument.

For financial instruments with lower credit risk, the Pipeline Business assumes that the credit risk has not increased significantly since the initial confirmation, and the loss provision of the financial instrument is measured at an amount equivalent to expected credit losses in the next 12 months.

For financial instruments in the first and second stages and with lower credit risk, the interest income is calculated based on the book balance and the actual interest rate without deduction of impairment provisions. For financial instruments in the third stage, the interest income is calculated based on the amortized cost and the actual interest rate after the book balance minus the provision for impairment.

For notes receivable and accounts receivable, regardless of whether there are significant financing components, the group measures the loss reserves according to the amount of expected credit loss in the whole duration.

The expected credit loss will be discounted by the effective interest and will be recognised by the loss allowance accrued or written back in profit or loss.

(iii) Derecognition

The Pipeline Business derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Pipeline Business transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Pipeline Business neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Pipeline Business has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(8) Financial instruments (Cont’d)

(b) Financial liabilities

The Pipeline Business, at initial recognition, classifies financial liabilities as financial liabilities subsequently measured at amortised cost.

The financial liabilities of the Pipeline Business are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Pipeline Business derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c) Determination of fair value

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Pipeline Business adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(9) Impairment of other non-financial long-term assets

Except the impairment described in Note 3 (3) and Note 3 (8), the impairment of other non-financial long-term assets will be treated as following:

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets:

-	Fixed Assets
-	Construction in progress
-	Right-of-use assets
-	Intangible Assets
-	Long-term deferred expenses
-	Long-term equity investment

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts values may not be recoverable.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Pipeline Business primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(9) Impairment of other non-financial long-term assets

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

By which the Net book value is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly.

Impairment losses for assets are not reversed.

(10) Long-term deferred expenses

The long-term deferred expenses are amortised on a straight-line basis over their beneficial periods and presented by the net value of actual paid expense minus the accumulated expense.

(11) Employee benefits

Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a) Short term compensation

Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, workrelated injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Pipeline Business during an accounting period the Pipeline Business shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and nonmonetary benefits are valued with the fair value.

(b) Post-employment benefits

The Pipeline Business classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Pipeline Business only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is postemployment benefits other than DC plan. In this reporting period, the post-employment benefits of the Pipeline Business primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(11) Impairment of other non-financial long-term assets (Cont’d)

Basic pension insurance

Employees of the Pipeline Business participate in the social insurance system established and managed by local labor and social security department. The Pipeline Business makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension.

When an employee has rendered service to the Pipeline Business during an accounting period, the Pipeline Business shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c) Termination benefits

When the Pipeline Business terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Pipeline Business  has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Pipeline Business is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(12) Revenue recognition

Revenue arises in the course of the ordinary activities of the Pipeline Business, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Pipeline Business provides crude oil, natural gas transportation services. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant services.

The revenue is recognised when the crude oil and natural gas transmission services have been completed.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (Cont’d)

(13) Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Pipeline Business receives from the government, excluding capital injection by the government as an investor.

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Pipeline Business will comply with all attached conditions. The government grants of monetary assets is accounted as the received or receivable amount.。

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(14) Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(15) Research and development costs

Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(16) The principal accounting estimates

There are no other significant accounting estimates except inventory impairment in Note 3(3), depreciation in Note 3(5), amortisation of intangible assets in Note 3(7) and impairment of other non-financial long-term assets in Note 3(8), 3(9).

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

4	Taxation

(1)	Taxes related to sales of products and rendering of services that are applicable to the Pipeline Business are value-added tax, etc.

Category	Tax base

Value-added tax (“VAT”)
Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform jointly issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs (Cai Shui Haiguan [2019] No. 39), from 1 April 2019, the output VAT rates applicable to the Pipeline Business were 13% for the sales of goods and 9% for taxable services respectively. The difference between output VAT and deductible input VAT is VAT payable. Pursuant to the Circular on Adjustment of Tax Rate of Value Added Tax (Cai Shui [2018] No. 32) jointly issued by the Ministry of Finance and the State Taxation Administration, applicable rates for revenue from sales of goods and taxable services were 16% and 10% respectively from 1 May 2018 to 1 April 2019. In addition, the Pipeline Business is also subject to VAT at the rate of 6%.

(2)	Income tax

The statutory income tax rates applicable to the Pipeline Business are between 15% and 25%.

Xuzhou Jinqiao Petrochemical Piping Technology Co., Ltd., a subsidiary, was certified as a high-tech enterprise in 2019 and granted the Certificate of High and New Tech Enterprise (No. GR201932008481), which is valid for 3 years. According to the Income Tax Law, Xuzhou Jinqiao Petrochemical Piping Technology Co., Ltd. was subject to the enterprise income tax at the rate of 15% in the current year.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

5	Cash at bank and on hand

31 December 2019

Cash on hand	18,399.25
Cash at bank	6,203,047.18
Other cash balances	3,836,706.00

Total	10,058,152.43

6	Accounts receivable

Accounts receivable analysed by nature as follows:

31 December 2019

Receivables from related parties	95,137,084.79
Others	237,368,406.53

Total	332,505,491.32

7	Advances to suppliers

As at 31 December 2019, advances to suppliers of the Pipeline Business mainly include prepayments for fuel and power.

8	Other receivables

Other receivables analysed by nature as follows:

31 December 2019

Deposits with Sinopec Corp.	8,588,376,103.41
Others	66,549,201.66

Sub-total	8,654,925,305.07

Less: Provision for bad debts	(3,949,140.00)

Total	8,650,976,165.07

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

9	Inventories

31 December 2019

Pipeline fills (Note 2(8))	53,877,773.11
Spare parts	46,253,629.67
Others	6,528,407.00

Sub-total	106,659,809.78

Less: Provision for diminution in the value of inventories	-

Total	106,659,809.78

10	Other current assets

31 December 2019

Input VAT to be deducted	20,948,045.10
Prepaid income tax	12,962.26
Input VAT to be verified	13,141,104.03

Total	34,102,111.39

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

11	Long-term equity investments

31 December 2019

Investment in associates	2,348,861,826.84

As at 31 December 2019, the investment in associates are as follows:

	Note	31 December 2019

Guangdong Province Natural Gas Pipeline Co., Ltd.	(i)	1,081,158,242.87
Jiangsu Natural Gas Co., Ltd.	(i)	885,734,431.12
Jiangxi Province Natural Gas Pipeline Co., Ltd.	(i)	381,969,152.85

Total		2,348,861,826.84

(i)	The basic information of the associates of the Pipeline Business is as follows:

Name of entity	Principal place of business	Place of registration	Registered capital	Shareholding (%)	Nature of business

Guangdong Province Natural Gas Pipeline Co., Ltd.	China	Guangdong	RMB 3,984,615,400	23.00%	Natural gas production and supply
Jiangsu Natural Gas Co., Ltd.	China	Jiangsu	RMB 1,000,000,000	49.00%	Transportation and sale of natural gas
Jiangxi Province Natural Gas Pipeline Co., Ltd.	China	Jiangxi	RMB 763,000,000	46.00%	Transportation and sale of natural gas

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

12	Fixed assets

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Cost
Balance at 31 December 2018	2,129,180,414.63	35,422,191,598.75	60,309,628.20	37,611,681,641.58
Additions for the year	-	5,287.69	66,230.10	71,517.79
Transfer from construction in progress	26,904,325.53	814,468,507.98	5,049,105.80	846,421,939.31
Reclassification	5,127,546.40	(6,295,565.94)	1,168,019.54	-
Other increases (Note 2(6))	10,825,039.16	289,836,772.61	677,564.20	301,339,375.97
Decrease in the year	(7,325,873.73)	(617,922,785.33)	(2,025,257.02)	(627,273,916.08)

Balance at 31 December 2019	2,164,711,451.99	35,902,283,815.76	65,245,290.82	38,132,240,558.57

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

12	Fixed assets (Cont’d)

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Less: Accumulated depreciation
Balance at 31 December 2018	611,471,778.15	16,638,105,600.97	32,846,474.02	17,282,423,853.14
Additions for the year	59,672,382.99	1,591,485,136.67	5,551,927.64	1,656,709,447.30
Reclassification	3,824,084.68	(4,695,184.67)	871,099.99	-
Other increases (Note 2(6))	5,550,273.65	234,596,111.83	229,004.94	240,375,390.42
Decrease in the year	(5,607,923.90)	(507,477,088.42)	(165,348.63)	(513,250,360.95)

Balance at 31 December 2019	674,910,595.57	17,952,014,576.38	39,333,157.96	18,666,258,329.91

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

12	Fixed assets (Cont’d)

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Less: Provision for impairment
Balance at 31 December 2018	527,783,018.29	111,892,643.03	-	639,675,661.32
Additions for the year	19,154,440.30	2,520,262.00	-	21,674,702.30
Decrease in the year	-	(31,676,882.64)	-	(31,676,882.64)
Other increases (Note 2(6))	-	1,734,636.61	-	1,734,636.61

Balance at 31 December 2019	546,937,458.59	84,470,659.00	-	631,408,117.59

Net book value
Balance at 31 December 2019	942,863,397.83	17,865,798,580.38	25,912,132.86	18,834,574,111.07

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

12	Fixed assets (Cont’d)

As at 31 December 2019, the Pipeline Business had no individually significant fixed assets that were pledged.

As at 31 December 2019, the Pipeline Business had no individually significant fixed assets that were temporarily idle or ready to be disposed of.

As at 31 December 2019, the Pipeline Business had no individually significant fixed assets that were fully depreciated and would still be in use.

13	Construction in progress

31 December 2019

Construction in progress	15,657,986,398.69
Construction materials	56,174,434.05

Total	15,714,160,832.74

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

13	Construction in progress (Cont’d)

Constrction in progress

Cost
Balance at 31 December 2018	8,108,945,268.38
Additions for the year	8,564,099,807.83
Transfers to fixed assets	(846,421,939.31)
Other decreases	(63,182,690.55)

Balance at 31 December 2019	15,763,440,446.35

Less: Provision for impairment
Balance at 31 December 2018	-

Additions for the year(Note)	105,454,047.66

Balance at 31 December 2019	105,454,047.66

Net book value
Balance at 31 December 2019	15,657,986,398.69

In 2019, the capitalisation rate used to determine the borrowing costs eligible for capitalisation is 3.92% to 5.10% annually.

Note: Sinopec Pipeline Storage & Transportation Co., Ltd. assessed, based on the current urban and regional planning, the feasibility and necessity of continuing the construction of Dongjiakou-Rizhao-Lanshan crude oil pipeline project, Huangmei-Jingmen section of Yizheng-Changling crude oil pipeline project, the enter-factory crude oil pipeline project of the Caojing integrated refining and chemical project, Daxie Island-Zhenhai crude oil pipeline multiple line project, Tianjin-Cangzhou pipeline capacity enhancement project, and decided to discontinue the construction of the above projects and to make full provision for impairments.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

13	Construction in progress (Cont’d)

Significant changes in construction in progress of the Pipeline Business in 2019 are set out in the table below:

Name of project	31 December 2018	Increase in the year	Transfers to fixed assets	Other decreases	31 December 2019

Sinopec Xinjiang coal-based natural gas export pipeline project	5,564,549,930.33	2,355,652,092.05	(2,102,259.50)	-	7,918,099,762.88
Yizheng-Jiujiang section of Yizheng-Changling crude oil pipeline multiple line project	310,470,253.84	203,017,953.40	(503,569,002.64)	(9,919,204.60)	-
Rizhao-Puyang-Luoyang crude oil pipeline project	1,577,397,072.34	2,039,999,820.00	-	-	3,617,396,892.34
Dongjiakou-Dongying crude oil pipeline project	33,952,318.46	399,999,876.84	-	-	433,952,195.30
Rerouting of urban section of Linyi (Shandong)-Yizheng (Jiangsu) pipeline and renovation of some of the stations	66,405,183.79	30,000,000.00	(121,940.50)	-	96,283,243.29
Qingdao-Nanjing gas pipeline project	-	2,901,935,935.99	(913,166.25)	-	2,901,022,769.74

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

14	Intangible assets

Land use rights

Cost
Balance at 31 December 2018	314,809,160.65
Increase in the year	16,317,929.00

Balance at 31 December 2019	331,127,089.65

Less: Accumulated amortisation
Balance at 31 December 2018	100,581,793.84
Increase in the year	9,621,305.60

Balance at 31 December 2019	110,203,099.44

Net book value
Balance at 31 December 2019	220,923,990.21

15	Other non-current assets

31 December 2019

Advances for projects	84,112,701.87
Input VAT to be deducted	1,015,817,323.98

Total	1,099,930,025.85

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

16	Short-term loans

31 December 2019

Credit borrowings	220,000,000.00

As at 31 December 2019, the weighted average annual interest rate of short-term borrowings was 3.92%-4.35%.

17	Accounts payable

As at 31 December 2019, the Pipeline Business did not have individually significant accounts payable with ageing over one year.

18	Employee benefits payable

31 December 2019

Short-term employee benefits	1,490,745.71

19	Taxes payable

31 December 2019

Enterprise income tax payable	110,958,716.91
VAT payable	3,600,454.18
Individual income tax payable	11,980,232.22
Others	3,387,438.76

Total	129,926,842.07

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

20	Other payables

31 December 2019

Borrowings from related parties	10,539,249,292.17
Payables for construction projects	1,999,687,212.41
Others	47,788,174.06

Total	12,586,724,678.64

21	Contract liabilities

31 December 2019

Advances from customers:
Pipeline test and maintenance services	47,848,604.83

Total	47,848,604.83

The contract liabilities mainly relate to advances from customers for the provision of pipeline transmission services. The advances are collected when the contract is signed, and the related income of the contracts will be recognised after the Pipeline Business has fulfilled the performance obligations.

22	No-current liabilities due with in one year

31 December 2019

Current portion of long-term borrowings (Note 23)	2,000,000.00
Current portion of lease liabilities (Note 31)	191,273,533.92

Total	193,273,533.92

23	Long-term loans

31 December 2019

Unsecured borrowings	5,838,000,000.00
Less: Current portion of long-term loans	(2,000,000.00)

Total	5,836,000,000.00

As at 31 December 2019, the weighted average interest rate of long-term borrowings was 4.35%-4.41% annually.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

24	Operating income

2019

Revenue from main operations	10,689,741,191.28
Revenue from other operations	788,531,388.83

Total	11,478,272,580.11

Revenue from main operations mainly consists of crude and natural gas pipeline transmission services, and revenue from other operations mainly includes revenue from other related pipeline transmission services including pipeline inspection, all of which are contract revenue.

25	Financial expenses

2019

Interest expenses	315,550,623.12
Interest expenses on lease liabilities	151,705,448.65
Less: Capitalised interest expenses	(58,102,170.42)

Net interest expenses	409,153,901.35
Interest income	(27,305,271.50)
Others	968,693.47

Total	382,817,323.32

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

26	Other income

2019

VAT refund upon collection	112,209,142.23
Others	9,177,800.83

Total	121,386,943.06

27	Investment income

2019

Investment income from equity investments accounted for under equity method	226,683,891.53

28	Credit impairment losses

2019

Other receivables	2,619,570.00

29	Impairment losses

2019

Fixed assets	21,674,702.30
Construction in progress	105,454,047.66

Total	127,128,749.96

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

30	Expenses by nature

The operating costs, general and administrative expenses and research and development expenses in the income statement are listed as follows by nature:

2019

Depreciation and amortisation	1,814,797,387.13
Staff costs	1,756,481,208.63
Fuel and power cost	601,304,833.60
Repair expenses	490,714,930.29
Oil transmission loss	464,466,302.18
External service expenses	209,893,211.10
Resource occupation expenses	197,913,340.28
Work safety funds	177,251,923.57
Travelling expenses	73,218,705.76
Materials consumed	50,232,077.75
Technical service fees	33,751,554.37
Rental expenses	22,240,990.52
Other expenses	689,493,452.14

Total	6,581,759,917.32

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

31	Leases

Leases with the Pipeline Business as the lessee

(1)	Right-of-use assets

	Land	Buildings	Office equipment and others	Total

Cost
Balance at 1 January 2019	2,958,517,122.54	51,679,246.55	2,756,792.48	3,012,953,161.57
Increase in the year	4,601,066.62	23,042,351.42	994,998.94	28,638,416.98
Decrease in the year	-	(6,442,663.32)	-	(6,442,663.32)

Balance at 31 December 2019	2,963,118,189.16	68,278,934.65	3,751,791.42	3,035,148,915.23

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

31	Leases (Cont’d)

(1)	Right-of-use assets (Cont’d)

	Land	Buildings	Office equipment and others	Total

Less: Accumulated depreciation
Balance at 1 January 2019	-	-	-	-
Increase in the year	96,130,578.47	53,471,158.08	2,711,229.03	152,312,965.58
Decrease in the year	-	(16,679.39)	-	(16,679.39)

Balance at 31 December 2019	96,130,578.47	53,454,478.69	2,711,229.03	152,296,286.19

Net book value
Balance at 31 December 2019	2,866,987,610.69	14,824,455.96	1,040,562.39	2,882,852,629.04

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

31	Leases (Cont’d)

(2)	Lease liabilities

31 December 2019

Long-term lease liabilities	2,936,552,233.57
Less: Current portion of lease liabilities	(191,273,533.92)

Total	2,745,278,699.65

(3)	Short-term leases or low-value leases

The Pipeline Business held buildings under leases with a term of no more than one year. These leases were short-term leases or low-value leases and an election not to recognize these right-of-use assets and lease liabilities.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

32	Asset-Liability ratio

As at 31 December 2019, the asset-liability ratio of the Pipeline Business was as follows:

31 December 2019

Asset-liability ratio	45.82%

33	Contingencies

(1)	Defective titles on certain assets

Certain of the land and real estate recorded in account of the Pipeline Business are without the land use right or property ownership certificates. Some of the land rignt holder is inconsistent with the name of the company. Sinopec Corp. undertakes that it owns the property rights of the above-mentioned land and properties, and bears corresponding legal responsibilities. In the future, related fees may be incurred for processing the property ownership rights certificates, and management is unable to reasonably estimate the amount of expenses that may be incurred in the future.

(2)	Pending litigation

On 17 October 2017, Sinopec Corp. Pipeline Storage & Transportation Company Limited received an indictment filed by the Shandong Huanggang (Group) Company (“Shandong Huanggang”) for the Linyi-Jinan crude oil pipeline laid by Sinopec Corp. Pipeline Storage & Transportation’s Linji Multiple Line Project Department in 2015 infringing on the coal exploration rights owned by Shandong Huanggang. The court made the first-instance and second-instance verdicts, ruled that Sinopec Corp. Pipeline Storage & Transportation, as the defendant, should be liable for a compensation of RMB 10,369,700. This litigation compensation is based on the premise that the plaintiff obtains the coal prospecting rights. The management believes that the probability of the plaintiff obtaining the coal prospecting rights is low, and the probability of this litigation compensation is correspondingly low.

(3)	Matters with respect to safety hazards and environmental protection

Under current operation of pipeline transmission, management of the Company believes that there is no liability that is probable to be incurred and will have material adverse impact on the financial position and operating results of the Pipeline Business. However, there are some uncertainties in the liabilities with respect to safety hazards and environmental protection during the operation of long-distance pipelines, which affect the ability of management of the Company to estimate the final costs of various measures. Those uncertainties include: (i) government planning, requirements on environmental protection and safety, and the nature and extent of safety hazards or contamination at each site, including but not limited to the locations of pipelines; (ii) scope of repair or governance measures required; (iii) different costs arising from optional remedial strategies; (iv) changes in environmental remediation requirements; and (v) search for new remedial sites. Management is unable to estimate the accurate amount to be incurred in the future due to the unknown degree of possible contamination and the unknown timing and scope of remediations required.

CHINA PETROLEUM & CHEMICAL CORPORATION COMPANY LIMITED
PIPELINE BUSINESS TO BE DISPOSED

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
 (All amounts in RMB Yuan unless otherwise stated)
[English translation for reference only]

34	Events after the balance sheet date

After the outbreak of Coronavirus Disease 2019 (“COVID-19”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across China. The Company will pay close attention to the development of COVID-19 and evaluate its impacts on the financial position and operating results of the Pipeline Business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 24, 2020